Exhibit 99.1

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this Form 6-K may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecasts,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this Form 6-K include, but are not limited to statements regarding our future results of operations and financial position, industry and business trends, business strategy, plans, market growth and our objectives for future operations.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to:

◾	non-performance under or termination, non-renewal or material modification of our customer agreements;
◾	volatility in terms of timing for settlement of invoices or our inability to collect amounts due under invoices;
◾	a reduction in the creditworthiness and financial strength of our customers;
◾	the business, legal and political risks in the countries in which we operate;
◾	general macroeconomic conditions in the countries in which we operate;
◾	changes to existing or new tax laws, rates or fees;
◾	foreign exchange risks and/or ability to access U.S. Dollars in our markets;
◾	regional or global health pandemics, including COVID 19, and geopolitical conflicts and wars, including the current situation between Russia and Ukraine;
◾	our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid;
◾	reliance on third-party contractors or suppliers, including failure, underperformance or inability to provide products or services to us (in a timely manner or at all) due to sanctions regulations, due to supply chain issues or other reasons;
◾	increases in operating expenses, including increased costs for diesel;
◾	failure to renew or extend our ground leases, or protect our rights to access and operate our Towers or other telecommunications infrastructure assets;
◾	loss of customers;
◾	changes to the network deployment plans of mobile operators in the countries in which we operate;
◾	a reduction in demand for our services;

◾	the introduction of new technology reducing the need for tower infrastructure and/or adjacent telecommunication verticals;
◾	an increase in competition in the telecommunications tower infrastructure industry and/or adjacent telecommunication verticals;
◾	our failure to integrate recent or future acquisitions;
◾	reliance on our senior management team and/or key employees;
◾	failure to obtain required approvals and licenses for some of our sites or businesses or comply with applicable regulations;
◾	environmental liability;
◾	inadequate insurance coverage, property loss and unforeseen business interruption;
◾	compliance with or violations (or alleged violations) of laws, regulations and sanctions, including but not limited to those relating to telecommunications regulatory systems, tax, labor, employment (including new minimum wage regulations), unions, health and safety, antitrust and competition, environmental protection, consumer protection, data privacy and protection, import/export, foreign exchange or currency, and of anti-bribery, anti-corruption and/or money laundering laws, sanctions and regulations;
◾	fluctuations in global prices for diesel or other materials;
◾	disruptions in our supply of diesel or other materials;
◾	legal and arbitration proceedings;
◾	reliance on shareholder support (including to invest in growth opportunities) and related party transaction risks;
◾	risks related to the markets in which we operate;
◾	injury, illness or death of employees, contractors or third parties arising from health and safety incidents;
◾	loss or damage of assets due to security issues or civil commotion;
◾	loss or damage resulting from attacks on any information technology system or software;
◾	loss or damage of assets due to extreme weather events whether or not due to climate change;
◾	failure to meet the requirements of accurate and timely financial reporting and/or meet the standards of internal control over financial reporting that support a clean certification under the Sarbanes Oxley Act;
◾	risks related to our status as a foreign private issuer; and
◾	the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F/A for the fiscal year ended December 31, 2021.

The forward-looking statements in this Form 6-K are based upon information available to us as of the date of this Form 6-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this Form 6-K and the documents that we reference in this Form 6-K with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. These forward-looking statements speak only as of the date of this Form 6-K. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained in this Form 6-K, whether as a result of any new information, future events or otherwise.

MIGRATION

On October 13, 2021, in connection with our initial public offering, the Company ceased to be incorporated in the Republic of Mauritius and became incorporated and registered by way of continuation as an exempted company limited by shares under and subject to the Companies Act (2021 Revision) of the Cayman Islands. We refer to this, and the related steps, as our “Migration”. Unless the context otherwise requires otherwise, references in this Form 6-K to “IHS Towers,” “the Company,” “the Group,” “we,” “us,”, “our”, “our company, and “our business” refer to the company named IHS Holding Limited, incorporated in the Republic of Mauritius prior to the Migration and in the Cayman Islands following the Migration, in each case together with its consolidated subsidiaries as a consolidated entity.

CERTAIN DEFINED TERMS

Unless the context provides otherwise, references herein to:

◾	“9mobile” refers to Emerging Markets Telecommunication Services Limited, which was previously known as Etisalat Nigeria.
◾	“Airtel Nigeria” refers to Airtel Networks Limited, a subsidiary of Airtel Africa.
◾	“CBN” refers to the Central Bank of Nigeria.
◾	“Centennial Acquisition” refers to the acquisition by us on March 19, 2021 of Centennial Colombia and the acquisition by us on April 8, 2021 of Centennial Brazil, both from affiliates of Centennial Towers Holding LP. At closing, Centennial Colombia had 217 towers and Centennial Brazil had 602 towers.
◾	“Centennial Brazil” refers to Centennial Towers Brasil Coöperatief U.A. and its subsidiaries.
◾	“Centennial Colombia” refers to Centennial Towers Colombia, S.A.S. and its subsidiaries.
◾	“CSS” refers to Cell Sites Solutions — Cessão de Infraestruturas S.A.
◾	“Churn” refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue for sites under a customer’s contract in any particular period. When we decommission a site and move a customer from one of our sites to another site to rationalize our portfolio, this is not included in Churn.
◾	“Colocation” refers to the installation of equipment on existing towers for a new tenant alongside current Tenants.
◾	“Colocation Rate” refers to the average number of Tenants per Tower across our portfolio at a given point in time. We calculate the Colocation Rate by dividing the total number of Tenants across our portfolio by the total number of Towers across our portfolio at a given time.
◾	“Dollar”, “USD” or “$” refer to U.S. dollars.
◾	“euro” or “€” refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the treaty establishing the European Community, as amended.
◾	“GTS SP5 Acquisition” refers to the acquisition by us on March 17, 2022 of São Paulo Cinco Locação de Torres Ltda (“GTS SP5”). At closing, GTS SP5 had 2,115 towers in Brazil.
◾	“IHS Nigeria” refers to IHS (Nigeria) Limited, one of our operating subsidiaries in Nigeria.
◾	“INT Towers” refers to INT Towers Limited, one of our operating subsidiaries in Nigeria.
◾	“Key Customers” refers to MTN Customers, Orange Cameroun S.A., or Orange Cameroon, Orange Côte d’Ivoire S.A., or Orange Côte d’Ivoire, 9mobile, Airtel Nigeria, Airtel Networks Zambia PLC, or Airtel Zambia, Airtel Rwanda Limited, or Airtel Rwanda, Claro S.A., or Claro Brazil, TIM Cellular S.A., or TIM Brasil, Telefonica Brasil S.A., or Vivo Brazil, Colombia Móvile S.A. E.S.P., or Tigo Colombia, COMSEL S.A., or Claro Colombia, Oi S.A., or Oi Brazil, and Zain Kuwait.
◾	“Kuwait Acquisition” refers to the acquisition by us of up to 1,620 towers from Zain Kuwait. The acquisition was signed in October 2017, and we completed multiple closings totaling 1,398 towers as of September 30, 2022. The remaining towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred to us. These towers are operated in Kuwait through an entity in which we own 70% of the shares and Zain Kuwait owns the remaining 30%.

◾	“Lease Amendments” refers to the installation of additional equipment on a site or the provision of certain ancillary services for an existing Tenant, for which we charge our customers a recurring lease fee.
◾	“LTE” refers to long-term evolution, a standard for high-speed wireless communication for mobile devices and data terminals. We refer to LTE and 4G interchangeably in this prospectus.
◾	“Managed Services” refers to when MNOs outsource the day-to-day operations of their owned towers, including maintenance, security and power supply.
◾	“MLA” refers to the long-term lease agreements we enter into with our customers, including but not limited to master lease agreements, infrastructure sharing agreements, master tower space use/license agreements and MLL agreements.
◾	“MLL” refers to towers we manage with a license to lease for a defined period. Where there is an MLL agreement, we have the right to lease out space on the tower to other MNOs and provide services, generating further revenue for ourselves. The site owner typically reduces its operating costs and eliminates capital expenditures.
◾	“MNOs” refers to mobile network operators.
◾	“MTN Customers” refers to MTN Nigeria, MTN Côte d’Ivoire S.A., MTN Côte d’Ivoire, MTN Cameroon Limited, MTN Cameroon, MTN Zambia Limited, MTN Zambia, MTN Rwandacell Limited, MTN Rwanda or MTN South Africa.
◾	“MTN Group” refers to MTN Group Limited and its subsidiaries, one of which is one of our shareholders as well as a related party of certain MTN operating entities that are our customers in the countries in which we currently operate. In each African market in which we currently operate, one of the MTN operating entities is a customer of ours.
◾	“MTN Nigeria” refers to MTN Nigeria Communications PLC.
◾	“MTN South Africa Acquisition” refers to the acquisition of approximately 5,691 towers from MTN South Africa on May 31, 2022. As part of the transaction, we will also be required to provide Managed Services to approximately 7,100 additional MTN South Africa sites. IHS Towers will over time own 70% of the South African Towers business with the remaining 30% owned by a B-BBEE consortium.”
◾	“MTN South Africa” refers to Mobile Telephone Networks Proprietary Limited
◾	“NAFEX” refers to the Nigerian Autonomous Foreign Exchange Rate Fixing Methodology.
◾	“Naira” and “₦” refers to the lawful currency of the Federal Republic of Nigeria.
◾	“New Sites” refers to Towers owned and operated by the Group constructed through build-to-suit arrangements for the initial Tenant
◾	“sites” refers to towers that are owned or operated by us.
◾	“Skysites” refers to Skysites Holdings S.A.
◾	“Skysites Acquisition” refers to the acquisition by us on January 6, 2021 of Skysites from a group of eighteen persons. At closing, Skysites had 1,005 towers in Brazil.
◾	“SLAs” refer to site-specific documents or agreements entered into in relation to specific sites pursuant to an MLA.
◾	“subscribers” refers to the number of active subscriber identification module, or SIM, cards in service rather than the number of services provided (excluding machine to machine connections). For example, if a subscriber has both a data and voice plan on a smartphone this would equate to one subscriber. Alternatively, a subscriber who has a data and voice plan for a smartphone and a data plan for a tablet would be counted as two subscribers.
◾	“Tenants” refers to the number of distinct customers who have leased space on each Tower across our portfolio. For example, if one customer had leased tower space on five of our Towers, we would have five Tenants.
◾	“TIM Fiber Acquisition” refers to the acquisition and deployment of TIM Brasil’s secondary fiber network infrastructure. Closing occurred on November 16, 2021. The existing and future fiber assets are operated in Brazil through a new entity, which we refer to as I-Systems, in which we own 51% of the shares and TIM Brasil owns the remaining 49%.
◾	“TIM Brasil” refers to TIM S.A.

◾	“Towers” refers to ground-based towers, rooftop and wall-mounted towers, cell poles, in-building solutions, small cells, distributed antenna systems and cells-on-wheels, each of which is deployed to support wireless transmission equipment. We measure the number of Towers in our portfolio at a given time by counting the number of Towers that we own or operate with at least one Tenant. The number of Towers in our portfolio excludes any towers for which we provide managed services.
◾	“Zain Kuwait” refers to Mobile Telecommunications Company K.S.C.P.

PART I ‒ FINANCIAL INFORMATION

Item 1. Financial Statements

CONDENSED CONSOLIDATED STATEMENT OF (LOSS)/INCOME AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

FOR THE THREE MONTHS AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2022	2021	2022	2021
		$’000	$’000	$’000	$’000
Revenue		521,317	400,547	1,435,132	1,164,116
Cost of sales	6	(300,040)	(272,984)	(821,284)	(673,024)
Administrative expenses	7	(91,527)	(72,829)	(284,941)	(226,076)
Net reversal of loss allowance on trade receivables	8	1,597	994	3,397	37,614
Other income	9	70	56	4,207	7,112
Operating profit		131,417	55,784	336,511	309,742
Finance income	10	6,412	18,017	11,035	22,030
Finance costs	11	(231,280)	(76,717)	(570,150)	(218,069)
(Loss)/profit before income tax		(93,451)	(2,916)	(222,604)	113,703
Income tax benefit/(expense)	12	40,973	(27,531)	7,748	(67,544)
(Loss)/profit for the period		(52,478)	(30,447)	(214,856)	46,159
(Loss)/profit attributable to:
Owners of the Company		(46,532)	(30,022)	(205,694)	47,301
Non‑controlling interests		(5,946)	(425)	(9,162)	(1,142)
(Loss)/profit for the period		(52,478)	(30,447)	(214,856)	46,159
(Loss)/income per share—basic $	13	(0.14)	(0.10)	(0.62)	0.16
(Loss)/income per share—diluted $	13	(0.14)	(0.10)	(0.62)	0.15

Other comprehensive loss:
Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(52,500)	(55,186)	(42,864)	(39,130)
Other comprehensive loss for the period, net of taxes		(52,500)	(55,186)	(42,864)	(39,130)
Total comprehensive (loss)/income for the period		(104,978)	(85,633)	(257,720)	7,029

Total comprehensive (loss)/income attributable to:
Owners of the Company		(94,533)	(85,197)	(254,527)	8,012
Non‑controlling interests		(10,445)	(436)	(3,193)	(983)
Total comprehensive (loss)/income for the period		(104,978)	(85,633)	(257,720)	7,029

The notes on pages 12 to 47 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION (UNAUDITED)

AT SEPTEMBER 30, 2022 AND DECEMBER 31, 2021

		September 30,	December 31,
	Note	2022	2021*
		$’000	$’000
ASSETS
Non‑current assets
Property, plant and equipment	14	2,006,757	1,714,261
Right of use assets	14	688,708	520,651
Goodwill	15	917,019	779,896
Other intangible assets	15	1,161,034	845,729
Fair value through other comprehensive income financial assets		10	11
Deferred income tax assets		10,938	11,064
Derivative financial instrument assets	16	2,150	165,100
Trade and other receivables	17	163,407	75,054
		4,950,023	4,111,766
Current assets
Inventories		70,073	42,021
Income tax receivable		604	128
Trade and other receivables	17	686,470	471,753
Cash and cash equivalents		530,468	916,488
		1,287,615	1,430,390

Total assets		6,237,638	5,542,156
LIABILITIES
Current liabilities
Trade and other payables	18	595,785	499,432
Provisions for other liabilities and charges	21	496	343
Derivative financial instrument liabilities	16	1,971	3,771
Income tax payable		64,101	68,834
Borrowings	19	709,505	207,619
Lease liabilities	20	74,563	50,560
		1,446,421	830,559
Non‑current liabilities
Trade and other payables	18	1,411	312
Borrowings	19	2,577,357	2,401,471
Lease liabilities	20	403,339	325,541
Provisions for other liabilities and charges	21	119,406	71,598
Deferred income tax liabilities		194,082	169,119
		3,295,595	2,968,041

Total liabilities		4,742,016	3,798,600
EQUITY
Stated capital	22	5,309,954	5,223,484
Accumulated losses		(3,064,339)	(2,860,205)
Other reserves	23	(970,819)	(842,911)
Equity attributable to owners of the Company		1,274,796	1,520,368
Non‑controlling interest	24	220,826	223,188
Total equity		1,495,622	1,743,556
Total liabilities and equity		6,237,638	5,542,156

*re-presented to reflect the remeasurement period adjustments in respect of updates to the accounting for the acquisition of Fiberco Soluções de Infraestrutura S.A. in November 2021 (refer to note 27).

The notes on pages 12 to 47 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

		Attributable to owners of the Company
						Non‑
		Stated	Accumulated	Other		controlling	Total
	Note	capital	losses	reserves	Total	interest	equity
		$’000	$’000	$’000	$’000	$’000	$’000

Balance at January 1, 2021		4,530,870	(2,835,390)	(485,505)	1,209,975	14,216	1,224,191
NCI arising on business combination	24	—	—	—	—	611	611
Share‑based payment expense	25	—	—	8,706	8,706	—	8,706
Total transactions with owners of the company		—	—	8,706	8,706	611	9,317
Profit/(loss) for the period		—	47,301	—	47,301	(1,142)	46,159
Other comprehensive (loss)/income		—	—	(39,289)	(39,289)	159	(39,130)
Total comprehensive income/(loss)		—	47,301	(39,289)	8,012	(983)	7,029
Balance at September 30, 2021		4,530,870	(2,788,089)	(516,088)	1,226,693	13,844	1,240,537

Balance at January 1, 2022*		5,223,484	(2,860,205)	(842,911)	1,520,368	223,188	1,743,556
NCI arising on business combination	24	—	—	—	—	831	831
Share‑based payment expense	25	—	—	10,230	10,230	—	10,230
Options converted to shares		86,470	—	(86,470)	—	—	—
Other reclassifications related to share based payment		—	1,560	(2,835)	(1,275)	—	(1,275)
Total transactions with owners of the company		86,470	1,560	(79,075)	8,955	831	9,786
Loss for the period		—	(205,694)	—	(205,694)	(9,162)	(214,856)
Other comprehensive (loss)/income		—	—	(48,833)	(48,833)	5,969	(42,864)
Total comprehensive loss		—	(205,694)	(48,833)	(254,527)	(3,193)	(257,720)
Balance at September 30, 2022		5,309,954	(3,064,339)	(970,819)	1,274,796	220,826	1,495,622

*re-presented to reflect the remeasurement period adjustments in respect of updates to the accounting for the acquisition of Fiberco Soluções de Infraestrutura S.A. in November 2021 (refer to note 27).

The notes on pages 12 to 47 form part of the condensed consolidated interim financial statements.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

		Three months ended		Nine months ended
		September 30,	September 30,	September 30,	September 30,
	Note	2022	2021	2022	2021
		$’000	$’000	$’000	$’000
Cash flows from operating activities
Cash from operations	26	294,190	205,672	677,599	597,890
Income taxes paid		(6,452)	(4,780)	(46,454)	(24,166)
Payment for rent		(1,175)	(2,177)	(5,305)	(5,365)
(Payment)/refund for tower and tower equipment decommissioning		(320)	194	(178)	(55)
Net cash generated from operating activities		286,243	198,909	625,662	568,304

Cash flow from investing activities
Purchase of property, plant and equipment—capital work in progress		(94,072)	(56,503)	(220,287)	(133,748)
Purchase of property, plant and equipment—others		(27,939)	(2,427)	(64,580)	(10,603)
Payment in advance for property, plant and equipment		(51,870)	(22,251)	(139,783)	(106,543)
Purchase of software and licenses		(234)	(420)	(13,238)	(977)
Consideration paid on business combinations, net of cash acquired		(8,993)	—	(735,917)	(178,873)
Proceeds from disposal of property, plant and equipment		255	394	1,109	3,769
Insurance claims received		80	2,196	1,694	13,978
Interest income received		3,364	1,971	10,380	4,323
Deposit of short term deposits		(70,628)	—	(358,694)	—
Refund of short term deposits		10,733	—	162,316	—
Net cash used in investing activities		(239,304)	(77,040)	(1,357,000)	(408,674)

Cash flows from financing activities
Transactions with non-controlling interest		11	—	11	—
Bank loans received		118,884	8,754	834,677	87,488
Bank loans repaid		(44,184)	(46,200)	(114,211)	(106,738)
Fees on loans and derivative instruments		(3,282)	(8,693)	(12,559)	(16,788)
Interest paid		(69,070)	(70,050)	(173,739)	(143,398)
Payment for the principal of lease liabilities		(22,966)	(14,574)	(52,717)	(41,845)
Interest paid for lease liabilities		(11,543)	(8,199)	(27,763)	(22,915)
Initial margin received on non‑deliverable forwards/non-deliverable swaps		6,629	5,638	13,106	36,303
Initial margin deposited on non‑deliverable forwards/non-deliverable swaps		—	(7,533)	—	(19,436)
(Losses)/gains received on non‑deliverable forwards/non-deliverable swaps		(172)	(2,160)	(3,197)	38,044
Net cash (used in)/generated from in financing activities		(25,693)	(143,017)	463,608	(189,285)

Net increase/(decrease) in cash and cash equivalents		21,246	(21,148)	(267,730)	(29,655)
Cash and cash equivalents at beginning of period		567,298	541,644	916,488	585,416
Effect of movements in exchange rates on cash		(58,076)	(19,005)	(118,290)	(54,270)
Cash and cash equivalents at end of period		530,468	501,491	530,468	501,491

The notes on pages 12 to 47 form part of the condensed consolidated interim financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.General Information

The financial statements are the unaudited condensed consolidated interim financial statements (hereafter “financial statements”) of IHS Holding Limited (“IHS Towers") and its subsidiaries (together hereafter referred to as the Group). As of September 30, 2022, IHS was an exempted company with limited liability under the Companies Act (as amended) of the Cayman Islands. The Company is domiciled in the Cayman Islands and the address of its registered office is 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.

The financial period represents the three and nine months ended September 30, 2022, with the prior period representing the three and nine months ended September 30, 2021. The financial statements are presented in U.S. Dollars ($) and all values are rounded to the nearest thousand, except where otherwise indicated.

2.Significant accounting policies

2.1Basis of preparation

The financial statements for the three and nine months ended September 30, 2022, have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).

The financial statements do not amount to full financial statements and do not include all of the information and disclosures required for full annual financial statements. It should be read in conjunction with the consolidated annual financial statements of the Group for the year ended December 31, 2021, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB, as noted within note 2.1 of the consolidated annual financial statements.

In management’s opinion, the accompanying financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of September 30, 2022, and its results of operations for the three and nine months ended September 30, 2022, and 2021, cash flows for the three and nine months ended September 30, 2022, and 2021, and statement of changes in equity for the nine months ended September 30, 2022 and 2021. The condensed consolidated statement of financial position as at December 31, 2021, was derived from audited annual financial statements but does not contain all of the footnote disclosures from the annual financial statements.

2.2Approval

These condensed consolidated interim financial statements were authorized and approved for issue on November 14, 2022.

2.3Income tax

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.

2.4Changes in accounting policies and disclosures

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

A number of new or amended standards became applicable for the current reporting period. The Group did not have to change its accounting policies or make retrospective adjustments as a result of adopting these standards.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2.5Segment reporting

Operating segments are components of IHS’ business activities about which separate financial statements are available and reported internally to the chief operating decision maker. The Group’s Executive Committee has been identified as the chief operating decision maker, responsible for allocating resources and assessing performance of the operating segments.

The Group’s Executive Committee currently consists of the Chief Executive Officer (“CEO”), the Chief Operating Officer (“COO”), the Chief Financial Officer (“CFO”), the General Counsel, the outgoing Deputy CFO, the IHS Nigeria CEO, the Chief Strategy Officer, the Chief Human Resource Officer and the Senior Vice President of Communications.

Where operating segments share similar characteristics, they have been aggregated into reportable segments, of which the Group has identified four: Nigeria, Sub Saharan Africa (“SSA”), Middle East and North Africa (“MENA”) and Latin America (“Latam”).

3.Critical accounting estimates and assumptions

The preparation of interim financial statements requires management to make certain judgements, accounting estimates and assumptions that affect the amounts reported for the assets and liabilities at the reporting date and the amounts reported for revenues and expenses during the period. The nature of the estimation means that actual outcomes could differ from those estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same, except as mentioned below, as those that applied to the consolidated financial statements for the year ended December 31, 2021.

(a)Going Concern—Coronavirus and Russia and Ukraine conflict

The COVID-19 outbreak and resulting measures taken by the federal and state governments in the countries where we operate to contain the virus have required some changes to how we operate (for example travel restrictions, increased working from home, practicing social distancing, increased hygiene measures and enhanced risk and contingency planning). During the current period however, and during the period after September 30, 2022 the financial impact on our business has not been significant as our operational teams were allowed to fulfil their responsibilities and visit sites even when local travel restrictions were in place.

However, in addition to the already known effects, the macroeconomic uncertainty causes disruption to economic activity and it is unknown what the longer-term impact on our business may be. The remaining duration of this pandemic remains uncertain but is expected to continue to impact the way we run our business, in particular, in relation to office working and the ability to travel internationally without restriction.

The Russia and Ukraine conflict has impacted global diesel prices as well as the supply chain for raw materials such as steel and for equipment, including batteries. In addition, the conflict has also impacted global financial markets leading to higher interest rates and inflation. The Group has no direct operations in Ukraine or trading with sanctioned individuals and companies.

The below table outlines Management’s assessment of and response to the main risks arising from the current uncertain situation regarding COVID-19, and the Russia and Ukraine conflict. These risks inherently impact the significant judgements and estimates made by management.

	Assessment	Risk discussion and response
Revenue and profitability	• Limited impact on revenue collections thus far.

•

The Group has long-term revenue contracts with its customers amounting to $13.0 billion in contracted revenue.

•

Our ability to collect revenue from our customers is impacted by our customers’ ability to generate and collect revenues from their operations. However, our customers have, in the main, seen an increased demand for their services.

•

The impact on collections has thus far been limited and the Group remains in constant conversation with customers regarding their liquidity and ability to meet their obligations.

•

The Group regularly reviews measures for cost savings whilst maintaining its ability to operate effectively and towards strategic goals.

•

The Group has continued to invest in capital expenditure which supports revenue growth, albeit somewhat affected by a slowdown in supply chain. The Group will continue to invest in capital expenditure relating to revenue growth and cost saving initiatives during 2022.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Assessment	Risk discussion and response
• Customers continue to perform, and we have not experienced significant deterioration in payments.
Liquidity	• Sufficient liquidity is available. • No current impact on going concern.

•

The Group has cash and cash equivalents of $530.5 million as at September 30, 2022.

•

Management has assessed current cash reserves and the availability of undrawn facilities and continues to monitor available liquidity in the context of ongoing operational requirements and planned capital expenditure.

•

In the context of current commitments and available liquidity, management believes that the going concern assumption remains appropriate.

•

All of the Group’s operations are cash generative.

Access to USD	• Moderate risk due to decreased availability.	• While there has been a reduction in US dollar liquidity in the Nigerian market, we were able to source US dollars for our semi-annual coupons earlier in the year.
Workforce and internal controls	• Minimal impact to date.

•

Employees have returned to office following guidance by local regulations. The periods of remote working have had limited impact on the operation of and management oversight over internal controls which continue to operate effectively.

•

Operational employees continue to operate in the field while observing strict safety guidelines.

•

Our IT team monitors the increased risk of fraud, data or security breaches, loss of data and the potential for other cyber-related attacks and utilizes security measures to mitigate such risks.

Supply chain	• Minimal impact to date.

•

The Group works closely with suppliers and contractors to ensure availability of supplies on site, especially diesel supplies which are critical to many of our operations. However, some risk remains with continued disruptions in global supply chain worsened by current geopolitical issues and specifically a delay on new orders of batteries and diesel. The effect of the delay in supply of batteries have been mitigated to date by orders placed in advance.

•

Regular maintenance of our towers continues while observing strict safety guidelines for our employees and our suppliers and contractors.

Due to the uncertainty of COVID-19, and the Russia and Ukraine conflict we will continue to assess the situation, including abiding by any government-imposed restrictions, market by market. As part of their regular assessment of the Group’s liquidity and financing position, the Directors have prepared detailed forecasts for a period which extends beyond 12 months after the date of approval of these financial statements. In assessing the forecasts, the Directors have considered:

◾	the current economic conditions in the operating markets and how that impacts trading;
◾	the impact of macroeconomic factors, particularly interest rates and foreign exchange rates;
◾	the status of the Group’s financial arrangements (see also note 19);
◾	mitigating actions available should business activities fall behind current expectations; and
◾	additional sensitivity analysis under a stressed scenario to assess the impact of a severe but plausible downside case.

Whilst inherently uncertain, and we expect some impact to our operations and performance, we currently do not believe that the COVID-19 outbreak or the Russia and Ukraine conflict will directly have a material adverse effect on our financial condition or liquidity for the foreseeable future. Having carefully considered this and the other factors noted above, the Directors have a reasonable expectation that the Group and the Company have adequate resources to continue in operational existence for at least 12 months from the date of issuance of these financial statements and to operate within

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

the covenant levels of its current debt facilities. The Directors therefore continue to consider it appropriate to adopt the going concern basis of accounting in preparing the financial statements.

4.Capital risk management

The Group’s activities expose it to a variety of financial risks including market risk (foreign exchange risk and interest rate risk), credit risk and liquidity risk.

The financial statements do not include all financial risk management information and disclosures required in annual financial statements, and should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2021.

There have been no changes in any risk management policies since December 31, 2021.

Fair value hierarchy

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

◾	Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1).
◾	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).
◾	Inputs for the asset or liability that are not based on observable market data (that is unobservable inputs) (level 3).

The following tables present the Group’s financial instruments that are measured at fair value at September 30, 2022 and at December 31, 2021.

September 30, 2022	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	10	—	—	10
Embedded options within listed bonds (note 16)	—	2,150	—	2,150
Non‑deliverable forwards (NDF)/Non‑deliverable swaps (NDS) (note 16)	—	(1,971)	—	(1,971)
	10	179	—	189

December 31, 2021	Level 1	Level 2	Level 3	Total
	$’000	$’000	$’000	$’000

Fair value through other comprehensive income financial assets	11	—	—	11
Embedded options within listed bonds (note 16)	—	165,100	—	165,100
Non‑deliverable forwards (NDF)/Non‑deliverable swaps (NDS) (note 16)	—	(3,771)	—	(3,771)
	11	161,329	—	161,340

At September 30, 2022 the Group had both level 1 and level 2 financial instruments.

Financial assets in level 1

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, or

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in level 1. Instruments included in level 1 comprise investments in marketable securities classified as fair value through other comprehensive income financial assets.

Financial assets in level 2

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2. Instruments included in level 2 comprise non-deliverable forwards (NDF), non-deliverable swaps (NDS) and options embedded in the 2026 Notes, 2027 Notes and 2028 Notes. Their fair values are determined based on mark-to-market values provided by the counterparty financial institutions or valuation techniques using observable market data.

Financial instruments in level 3

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques are not based on observable market data and rely on entity or market specific estimates. If all significant inputs required to fair value an instrument are not observable, the instrument is included in level 3.

Fair value estimation

	At September 30, 2022		At December 31, 2021
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	$’000	$’000	$’000	$’000

Financial liabilities
Bank and bond borrowings (note 19)	3,286,862	2,971,754	2,609,090	2,668,792
	3,286,862	2,971,754	2,609,090	2,668,792

The fair values of non-current liabilities are based on discounted cash flows using a current borrowing rate.

The fair values of current assets and current liabilities are not materially different from their carrying values.

5. Segment reporting

The Group’s Executive Committee, identified as the chief operating decision maker (CODM), reviews and evaluates the Group’s performance from a business perspective according to how the geographical locations are managed. Regional and operating company management are responsible for managing performance, underlying risks, and effectiveness of operations. Regions are broadly based on a scale and geographic basis because the Group’s risks and rates of return are affected predominantly by the fact that the Group operates in different geographical areas, namely Nigeria as the current largest market, Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia, as our Sub Saharan Africa business (“SSA”), Kuwait and Egypt as our Middle East and North Africa business (“MENA”) and Brazil, Colombia and Peru as our Latin America business (“Latam”).

The Executive Committee reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The CODM has identified four operating segments:

◾	Nigeria
◾	SSA, which comprises operations in Cameroon, Côte d’Ivoire, Rwanda and Zambia, along with the newly acquired operations in South Africa (refer to note 27).
◾	Latam, which comprises operations in Brazil, Colombia and Peru
◾	MENA, which comprises operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some startup costs.

All operating segments are engaged in the business of some of or all of the following: leasing tower space for communication equipment to Mobile Network Operators (MNOs) and other customers (internet service providers, security functions or private corporations), providing fiber connectivity, providing managed services in limited situations, such as maintenance, operations and leasing services, for certain towers owned by third parties within their respective geographic areas. However, they are managed and grouped within the four operating segments, which are primarily distinguished by reference to the scale of operations, to the similarity of their future prospects and long-term financial performance (i.e. margins and geographic basis).

The CODM primarily uses a measure of Segment Adjusted EBITDA (defined as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of its business) to assess the performance of the business. The CODM also regularly receives information about the Group’s revenue, assets and liabilities. The Group has additional corporate costs which do not meet the quantitative thresholds to be separately reported and which are aggregated in ‘Other’ in the reconciliation of financial statements presented below. These include costs associated with centralized Group functions including Group executive, legal, finance, tax and treasury services.

There are no revenue transactions which occur between operating segments. Intercompany finance income, finance costs and loans are not included in the amounts below.

The segment’s assets and liabilities are comprised of all assets and liabilities attributable to the segment, based on the operations of the segment and the physical location of the assets or liabilities, including goodwill and other intangible assets and are measured in the same way as in the financial statements. Other assets and liabilities that are not attributable to Nigeria, SSA, Latam and MENA segments consist principally of amounts excluded from specific segments including costs incurred for and by Group functions not attributable directly to the operations of the reportable segments, share-based payment and any amounts due on debt held at Group level as the balances are not utilized in assessing each segment’s performance.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial statements for the nine months ended September 30, 2022 is as follows:

2022	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	997,132	295,331	116,117	26,552	—	1,435,132
Segment Adjusted EBITDA	596,756	163,672	83,010	11,616	(96,416)	758,638
Depreciation and amortization (note 6 and 7)						(342,821)
Net loss on disposal of property, plant and equipment (note 7)						(13,650)
Insurance claims (note 9)						1,686
Impairment of withholding tax receivables						(39,141)
Business combination transaction costs						(17,928)
Other costs (a)						(1,274)
Net impairment of property, plant and equipment and prepaid land rent						(1,768)
Share‑based payment expense (note 7)						(9,752)
Finance income (note 10)						11,035
Finance costs (note 11)						(570,150)
Other income						2,521
Loss before income tax						(222,604)

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	642,371	365,749	3,650
- in the normal course of business	226,858	83,876	93,822	18,569

Segment assets (at September 30, 2022)	2,374,490	1,531,136	1,868,288	177,746
Segment liabilities (at September 30, 2022)	968,530	830,044	498,806	108,558
(a)	Other costs for the nine months ended September 30, 2022 included professional costs related to SOX implementation costs of $1.0 million along with professional fees and system implementation costs.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial statements for the nine months ended September 30, 2021 is as follows:

2021	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	846,941	256,382	39,642	21,151	—	1,164,116
Segment Adjusted EBITDA	599,682	144,500	29,142	9,401	(72,978)	709,747
Depreciation and amortization (note 6 and 7)						(283,180)
Net gain on disposal of property, plant and equipment (note 7)						1,632
Insurance claims (note 9)						5,437
Impairment of withholding tax receivables						(44,398)
Business combination transaction costs						(9,087)
Other costs (a)						(14,353)
Reversal of provision for decommissioning costs						2,671
Impairment of property, plant and equipment and prepaid land rent						(44,369)
Listing costs						(6,659)
Share‑based payment expense (note 7)						(8,968)
Finance income (note 10)						22,030
Finance costs (note 11)						(218,069)
Other income						1,269
Profit before income tax						113,703
Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	262,843	5,388
- in the normal course of business	207,080	36,469	66,246	10,350

Segment assets (at September 30, 2021)	2,119,202	1,042,109	964,958	168,119
Segment liabilities (at September 30, 2021)	735,623	502,944	401,975	113,659
(a)	Other costs for the nine months ended September 30, 2021 related to non-recurring professional costs related to financing of $13.5 million and aborted transaction costs of $0.9 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial statements for the three months ended September 30, 2022 is as follows:

2022	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	355,351	114,801	42,104	9,061	—	521,317
Segment Adjusted EBITDA	210,039	63,746	29,993	3,828	(32,953)	274,653
Depreciation and amortization (note 6 and 7)						(120,141)
Net gain on disposal of property, plant and equipment (note 7)						134
Insurance claims (note 9)						70
Impairment of withholding tax receivables						(11,422)
Business combination transaction costs						(3,685)
Other (costs)/income (a)						(966)
Net impairment of property, plant and equipment and prepaid land rent						(3,099)
Share‑based payment expense (note 7)						(4,127)
Finance income (note 10)						6,412
Finance costs (note 11)						(231,280)
Loss before income tax						(93,451)
Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	3,650
- in the normal course of business	98,669	31,705	42,696	6,223

Segment assets (at September 30, 2022)	2,374,490	1,531,136	1,868,288	177,746
Segment liabilities (at September 30, 2022)	968,530	830,044	498,806	108,558

(a) Other costs for the three months ended September 30, 2022 included professional costs related to SOX implementation costs of $0.4 million, professional fees related to financing costs of $0.2 million and system implementation costs of $0.4 million.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

Summarized financial statements for the three months ended September 30, 2021 is as follows:

2021	Nigeria	SSA	Latam	MENA	Other	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Revenues from external customers	289,078	89,272	14,912	7,285	—	400,547
Segment Adjusted EBITDA	179,489	49,833	11,267	3,249	(24,120)	219,718
Depreciation and amortization (note 6 and 7)						(99,255)
Net gain on disposal of property, plant and equipment (note 7)						94
Insurance claims (note 9)						35
Impairment of withholding tax receivables						(11,714)
Business combination transactions costs						(3,139)
Other costs (a)						(4,160)
Impairment of property, plant and equipment and prepaid land						(41,556)
Reversal of provision for decommissioning costs						2,671
Listing costs						(2,624)
Share‑based payment expense (note 7)						(4,286)
Finance income (note 10)						18,017
Finance costs (note 11)						(76,717)
Loss before income tax						(2,916)

Additions of property, plant and equipment, right of use assets and intangible assets:
- through business combinations	—	—	—	—
- in the normal course of business	94,205	13,832	17,976	2,880

Segment assets (at September 30, 2021)	2,119,202	1,042,109	964,958	168,119
Segment liabilities (at September 30, 2021)	735,623	502,944	401,975	113,659

(a) Other costs for the three months ended September 30, 2021, included non-recurring professional costs related to financing of $4.2 million and aborted transaction costs recoveries of $0.1 million.

Revenue from two tier one customers represents approximately 10% or more of the Group’s total revenue as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
			$’000	$’000

Customer A	63%	65%	63%	66%
Customer B	17%	15%	17%	14%

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6.Cost of sales

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Tower repairs and maintenance	25,134	18,524	68,391	55,177
Power generation	113,604	74,602	305,858	189,283
Short term site rental	2,380	4,342	11,356	8,302
Short term other rent	796	808	2,099	3,058
Vehicle maintenance and repairs	439	670	1,473	1,797
Site regulatory permits	8,593	12,181	26,634	27,831
Security services	12,375	8,900	31,713	27,319
Insurance	1,353	963	3,750	3,047
Staff costs	8,454	5,664	23,664	19,116
Travel costs	2,195	3,149	3,436	7,085
Professional fees	943	1,097	2,846	2,462
Depreciation (note 14)*	102,895	87,004	295,646	248,594
Amortization (note 15)	14,082	9,386	36,220	25,945
Net impairment of property, plant and equipment and prepaid land rent	3,099	41,556	1,768	44,369
Other	3,698	4,138	6,430	9,639
	300,040	272,984	821,284	673,024

Foreign exchange gains and losses on cost of sales are included in Other.

*      Presented net of related indirect tax receivable in Brazil of $0.8 million in 2022. Refer to note 14.

7.Administrative expenses

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Facilities, short term rental and upkeep	8,953	5,451	25,844	17,712
Depreciation (note 14)	2,266	2,061	6,657	6,252
Amortization (note 15)	898	804	4,298	2,389
Travel costs	4,225	2,465	10,884	5,962
Staff costs	34,323	25,283	96,172	73,628
Key management compensation	5,491	1,871	13,814	5,560
Share‑based payment expense	4,127	4,286	9,752	8,968
Professional fees	9,628	11,170	28,240	39,261
Business combination transaction costs	3,685	3,139	17,928	9,087
Impairment of withholding tax receivables*	11,422	11,714	39,141	44,398
Net (gain)/loss on disposal of property, plant and equipment	(134)	(94)	13,650	(1,632)
Operating taxes	228	266	569	1,487
Other	6,415	4,413	17,992	13,004
	91,527	72,829	284,941	226,076
*

Withholding tax is impaired based on the Group’s assessment of the recoverability of withholding tax assets based on a five-year cash flow projection and an analysis of the utilization of withholding tax balances against future income tax liabilities.

Foreign exchange gains and losses on administrative expenses are included in other.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8.Reversal of loss allowance/(loss allowance) on trade receivables

The net credit for the nine months ended September 30, 2022 of $3.4 million (nine months ended September 30, 2021: net credit of $37.6 million) and the net credit for the three months ended September 30, 2022 of $1.6 million (three months ended September 30, 2021: net credit of $1.0 million) arises in respect of loss allowances for trade receivables. This represents the net impact of the reversal of allowances made in previous periods in respect of balances recovered in the period or no longer considered doubtful partially offset by new or increased provisions for balances now assessed as doubtful. During the nine months period ended September 30, 2021, there was a non-recurring $36.5 million reversal of loss allowance in respect of one Key Customer due to improvement of collections.

9.Other income

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Insurance claims	70	35	1,686	5,437
Other income	—	21	2,521	1,675
	70	56	4,207	7,112

10.Finance income

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Interest income—bank deposits	3,364	1,970	10,380	4,322
Net foreign exchange gain on derivative instruments—unrealized	1,263	—	—	—
Net foreign exchange gain on derivative instruments—realized	1,785	—	655	10,184
Net foreign exchange gain arising from financing – unrealized	—	8,942	—	2,938
Fair value gain on embedded derivative in revenue contract	—	2,160	—	4,586
Fair value gain on embedded options	—	4,945	—	—
	6,412	18,017	11,035	22,030

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11.Finance costs

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Interest expenses—third party loans	74,382	45,773	189,060	124,630
Unwinding of discount on decommissioning liability	2,556	1,529	5,223	3,553
Interest and finance charges paid/payable for lease liabilities	11,070	8,997	32,882	23,367
Net foreign exchange loss arising from financing—unrealized	81,964	—	43,302	—
Net foreign exchange loss arising from financing—realized	56,966	13,735	120,655	49,609
Net foreign exchange loss on derivative instruments—unrealized	—	1,317	2,111	7,517
Net foreign exchange loss on derivative instruments—realized	—	2,320	—	—
Fair value loss on embedded options	620	—	162,950	2,203
Fees on loans and financial derivatives	3,722	3,046	13,967	7,190
	231,280	76,717	570,150	218,069

12.Taxation

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Current taxes on income	31,897	29,621	83,905	75,821
Deferred income taxes	(72,870)	(2,090)	(91,653)	(8,277)
Total taxes	(40,973)	27,531	(7,748)	67,544

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate for the period by jurisdiction.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13.(Loss)/income per share

The following table sets forth basic and diluted net income/(loss) per common share computational data (in thousands, except per share data):

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021

(Loss)/profit attributable to equity holders ($’000)	(52,478)	(30,447)	(214,856)	46,159
Less: allocation of loss to non‑controlling interest ($’000)	(5,946)	(425)	(9,162)	(1,142)
(Loss)/profit attributable to IHS common shareholders ($’000)	(46,532)	(30,022)	(205,694)	47,301
Basic weighted average shares outstanding (‘000)	331,688	294,103	330,913	294,103
Potentially dilutive securities (‘000)	3,446	23,551	3,381	23,493
Potentially dilutive weighted average common shares outstanding (‘000)	335,134	317,654	334,294	317,596
(Loss)/income per share:
Basic (loss)/income per share ($)	(0.14)	(0.10)	(0.62)	0.16
Diluted (loss)/income per share ($)	(0.14)	(0.10)	(0.62)	0.15

Potentially dilutive securities include share-based compensation options, but for the nine and three months ended September 30, 2022, and the nine months ended September 30, 2021, these securities were anti-dilutive and thus do not impact diluted loss per share.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

14.Property, plant and equipment

							Total
							(excluding
	Towers		Land	Furniture		Capital	Right of
	and tower	Fiber	and	and office	Motor	work in	use	Right of
	equipment	assets	buildings	equipment	vehicles	progress	asset)	use assets
	$’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2021	2,660,120	—	47,436	18,169	20,148	74,646	2,820,519	549,594
Additions during the year	20,995	—	825	5,056	6,012	224,479	257,367	113,722
Additions through business combinations***	77,142	226,538	968	93	—	5,495	310,236	41,709
Reclassification	124,548	23,241	5,999	—	—	(153,788)	—	—
Transfer from advance payments	111,439	7,862	4,112	—	—	3,959	127,372	—
Disposals*	(21,359)	—	—	(82)	(1,825)	—	(23,266)	(18,872)
Effects of movement in exchange rates	(143,357)	(6,951)	(3,072)	(1,038)	(877)	(8,438)	(163,733)	(35,649)
At December 31, 2021***	2,829,528	250,690	56,268	22,198	23,458	146,353	3,328,495	650,504

At January 1, 2022	2,829,528	250,690	56,268	22,198	23,458	146,353	3,328,495	650,504
Additions during the period ****	(12,733)	48,207	2,549	6,185	5,247	220,287	269,742	77,960
Additions through business combinations (note 27) *****	301,674	—	885	—	—	—	302,559	179,810
Reclassification	95,447	9,130	1,428	512	—	(106,517)	—	—
Transfer from advance payments	17,656	13,908	3,070	6	—	29,350	63,990	—
Disposals*	(204,914)	—	—	(454)	(602)	—	(205,970)	(11,383)
Effects of movement in exchange rates	(127,126)	9,701	(2,090)	(1,126)	(954)	(10,988)	(132,583)	(37,652)
At September 30, 2022	2,899,532	331,636	62,110	27,321	27,149	278,485	3,626,233	859,239

Accumulated depreciation and impairment
At January 1, 2021	1,352,192	—	1,728	14,291	14,268	—	1,382,479	81,464
Charge for the year	272,068	5,366	296	3,806	2,902	—	284,438	60,685
Impairment	48,391	—	(318)	—	—	—	48,073	2,797
Disposals*	(14,660)	—	—	(73)	(1,816)	—	(16,549)	(8,634)
Effects of movement in exchange rates	(82,676)	(12)	(69)	(867)	(583)	—	(84,207)	(6,459)
At December 31, 2021	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853

At January 1, 2022	1,575,315	5,354	1,637	17,157	14,771	—	1,614,234	129,853
Charge for the period**	200,509	40,018	238	4,436	3,443	—	248,644	54,465
Impairment/(reversal of impairment)	(1,084)	98	—	—	—	—	(986)	2,578
Disposals*	(190,418)	—	—	(301)	(588)	—	(191,307)	(8,643)
Effects of movement in exchange rates	(51,053)	1,505	(7)	(951)	(603)	—	(51,109)	(7,722)
At September 30, 2022	1,533,269	46,975	1,868	20,341	17,023	—	1,619,476	170,531

Net book value
At December 31, 2021	1,254,213	245,336	54,631	5,041	8,687	146,353	1,714,261	520,651
At September 30, 2022	1,366,263	284,661	60,242	6,980	10,126	278,485	2,006,757	688,708
*	The disposals value of right of use assets represents disposals due to terminated leases and the impact of remeasurement of lease assets as a result of changes in lease terms.
**

The charge for the period does not agree to the charge in the condensed consolidated statement of income and other comprehensive income due to the indirect taxes benefit of $0.8 million in IHS Brasil Cessão de Infraestruturas S.A. claimed through depreciation over the useful life of the asset.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

***	Re-presented to reflect the remeasurement period adjustments in respect of updates to the accounting for the acquisition of Fiberco Soluções de Infraestrutura S.A. in November 2021 (refer to note 27).

**** Includes net movements in assets relating to the decommissioning and site restoration provision.

*****Includes subsequent asset acquisitions on business combination transactions.

Capital work-in-progress comprises mainly of tower and tower equipment still under construction and not yet available for use. The Group transfers such assets to the appropriate class once they are available for use. There were no qualifying borrowing costs capitalized during the year.

The reversal of impairment in the period ended September 30, 2022 relates to previously impaired towers and tower equipment disposed of in the current period. The impairment in the year ended December 31, 2021 is primarily driven by the rationalization program agreed with a Key Customer which resulted in the impairment of the related Towers. It was determined that the recoverable amounts were lower than carrying amounts and therefore their carrying amounts were written down to the recoverable amount. The impairment losses have been recognized in cost of sales in the consolidated statement of (loss)/income and other comprehensive loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

15.Goodwill and other intangible assets

		Customer‑	Network‑
		related	related
		intangible	intangible
	Goodwill	assets	assets	Licenses	Software	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Cost
At January 1, 2021	656,507	732,434	73,552	15,796	22,091	1,500,380
Additions during the year	—	—	—	3,145	1,909	5,054
Additions through business combinations*	156,849	191,332	38,205	—	1,035	387,421
Disposals	—	—	—	(18)	(723)	(741)
Effects of movement in exchange rates	(33,209)	(46,002)	(4,555)	(1,217)	(514)	(85,497)
At December 31, 2021*	780,147	877,764	107,202	17,706	23,798	1,806,617

At January 1, 2022	780,147	877,764	107,202	17,706	23,798	1,806,617
Additions during the period	—	—	—	11,908	1,330	13,238
Additions through business combinations (note 27) **	148,633	310,677	70,090	—	—	529,400
Effects of movement in exchange rates	(11,510)	(34,088)	(9,657)	(3,581)	229	(58,607)
At September 30, 2022	917,270	1,154,353	167,635	26,033	25,357	2,290,648

Accumulated amortization and impairment
At January 1, 2021	251	109,715	19,022	6,456	17,839	153,283
Charge for the year	—	29,037	4,237	978	3,914	38,166
Disposals	—	—	—	(15)	(726)	(741)
Effects of movement in exchange rates	—	(7,184)	(1,374)	(542)	(616)	(9,716)
At December 31, 2021	251	131,568	21,885	6,877	20,411	180,992

At January 1, 2022	251	131,568	21,885	6,877	20,411	180,992
Charge for the period	—	32,500	5,013	1,661	1,344	40,518
Effects of movement in exchange rates	—	(7,083)	(1,272)	(1,084)	524	(8,915)
At September 30, 2022	251	156,985	25,626	7,454	22,279	212,595
Net book value
At December 31, 2021	779,896	746,196	85,317	10,829	3,387	1,625,625
At September 30, 2022	917,019	997,368	142,009	18,579	3,078	2,078,053

* Re-presented to reflect the remeasurement period adjustments in respect of updates to the accounting for the acquisition of Fiberco Soluções de Infraestrutura S.A. in November 2021 (refer to note 27).

Network-related intangible assets represent future income from leasing excess tower capacity to new Tenants. Customer-related intangible assets represent customer contracts and relationships.

** Includes subsequent asset acquisitions on business combination transactions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

16.Derivative financial instruments

The derivative instruments have been classified as fair value through profit or loss. The instruments are measured at fair value with the resultant gains or losses recognized in the statement of income and other comprehensive income. The related net foreign exchange gain/(loss) is included in finance income (note 10) and finance costs (note 11).

The underlying contractual notional amounts for the derivative instruments are as follows, at December 31, 2021 and at September 30, 2022:

	September 30,	December 31,
	2022	2021
	$’000	$’000

Derivative instruments
Non‑deliverable forwards (NDF) / Non‑deliverable swaps (NDS)	85,448	124,023
Embedded options within listed bonds	1,940,000	1,940,000
	2,025,448	2,064,023

The fair value balances are as follows:

	September 30,	December 31,
	2022	2021
	$’000	$’000

Derivative instruments
Non‑deliverable forwards (NDF) / Non‑deliverable swaps (NDS)	(1,971)	(3,771)
Embedded options within listed bonds	2,150	165,100
	179	161,329

The change in fair value of the derivative instruments has been recorded in the condensed consolidated statement of (loss)/income and other comprehensive loss as follows:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Derivative instruments
Non‑deliverable forwards (NDF) / Non‑deliverable swaps (NDS)	1,263	(1,317)	(2,111)	(7,517)
Embedded options within listed bonds	(620)	4,945	(162,950)	(2,203)
Embedded options within revenue contracts	—	2,160	—	4,586
	643	5,788	(165,061)	(5,134)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

17.Trade and other receivables

	September 30,	December 31,
	2022	2021
	$’000	$’000

Current
Trade receivables	284,442	253,852
Less: impairment provisions	(26,767)	(31,063)
Net trade receivables*	257,675	222,789
Other receivables**	363,823	201,759
Prepaid land rent	1,612	1,069
Other prepaid expenses	21,781	25,080
Advance payments	26,462	14,663
Withholding tax	1,242	992
VAT receivables	13,875	5,401
	686,470	471,753
Non‑current
Accrued income and lease incentive	33,275	21,408
Other tax receivables	5,903	—
Payment in advance for property, plant and equipment	118,458	48,071
Contingent consideration receivable***	5,771	5,575
	163,407	75,054
*	The fair value is equal to their carrying amount.
**

Included in other receivables are margins on non-deliverable forward contracts and short-term fixed deposits which are not classified as cash and cash equivalents as it exceeds the three-month maturity period.

***	Refer to the Fiberco Soluções de Infraestrutura S.A. acquisition in note 27. The balance increased since acquisition due to foreign exchange movements.

Payment in advance for property, plant and equipment relates to the future supply of tower and tower equipment. All non-current receivables are due within twenty years from the end of the reporting period. All current trade and other receivables are due within the 12 months from the end of the reporting period. The Group does not secure any collateral for its trade receivables.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

18.Trade and other payables

	September 30,	December 31,
	2022	2021
	$’000	$’000

Current
Trade payables	374,342	342,841
Deferred revenue	84,073	20,435
Withholding tax payable	6,732	4,517
Payroll and other related statutory liabilities	40,680	53,446
VAT payables	51,800	37,973
Other payables	38,158	40,220
	595,785	499,432
Non‑current
Other payables	1,411	312
	1,411	312

19.Borrowings

	September 30,	December 31,
	2022	2021
	$’000	$’000

Non‑current
Senior Notes	1,919,269	1,916,062
Bank borrowings	658,088	485,409
External debt	2,577,357	2,401,471
Current
Senior Notes	22,708	27,195
Bank borrowings	513,562	177,216
Letters of credit	173,235	3,208
External debt	709,505	207,619

Total borrowings	3,286,862	2,609,090

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

External debt

External debt is made up of the following:

									September 30,	December 31,
	Currency	Maturity date			Interest rate				2022	2021
									$’000	$’000

Senior notes
IHS Holding Limited	US Dollar			2026			5.63%		504,578	496,850
IHS Holding Limited	US Dollar			2028			6.25%		505,569	497,367
IHS Netherlands Holdco B.V.	US Dollar			2027			8.00%		931,830	949,042

Bank borrowings
IHS Holding Bridge Facility	US Dollar			2023			5.50	% + CAS + SOFR	280,741	—
IHS (Nigeria) Limited	Nigerian Naira			2023			12.50%		36,739	—
IHS (Nigeria) Limited	Nigerian Naira			2023			15.00%		23,700	—
INT Towers Ltd	Nigerian Naira			2024			2.50	% + 3M NIBOR	222,834	284,882
INT Towers Ltd	US Dollar			2024			4.25	% + 3M LIBOR	73,458	92,769
IHS Côte d'Ivoire Ltd	CFA Franc			2024			5.00%		20,003	31,627
IHS Côte d'Ivoire Ltd	Euro			2024			3.00	% + 3M EURIBOR	15,204	24,156
IHS Zambia Ltd	US Dollar			2027			5.00	% + 3M LIBOR	93,907	93,164
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real			2029			3.65	% + CDI	68,531	69,768
IHS Brasil - Cessão de Infraestruturas S.A.	Brazilian Real			2028			3.05	% + CDI	83,996	—
IHS Kuwait Limited	Kuwait Dinari			2029			2.00	% + 3M KIBOR	66,198	66,257
IHS Towers South Africa Proprietary Limited	South African Rand			2029			2.75	% + 3M JIBAR	186,339	—

Letters of credit
IHS (Nigeria) Limited	US Dollar			2023	6.00	-	9.30%		56,848	—
IHS (Nigeria) Limited	US Dollar			2023	6.00	-	9.30%		10,009	—
INT Towers Ltd	US Dollar	2022	-	2023	6.00	-	10.70%		103,327	—
ITNG Limited	US Dollar			2023			9.30%		956	—
Global Independent Connect Limited	US Dollar			2023	8.25	-	9.30%		824	—
Global Independent Connect Limited	Chinese Yuan			2022	8.25	-	9.30%		1,271	3,208

									3,286,862	2,609,090

ii.Bank borrowings – new facilities, facility amendments and drawdowns during the reporting period

The Group is in compliance with the restrictive debt covenants related to the listed bonds and covenants related to external borrowings as at the quarter end.

IHS Holding (2021) Bridge Facility

IHS Holding Limited entered into a $500.0 million bridge facility agreement originally dated August 10, 2021 (as amended and/or restated from time to time, the “IHS Holding Bridge Facility”). The IHS Holding Bridge Facility is denominated in U.S. dollars and is governed by English law. Funds borrowed under the IHS Holding Bridge Facility could only be applied only toward certain acquisitions listed therein.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The interest rate under the IHS Holding Bridge Facility is equal to a compounded reference rate based on SOFR (calculated on a five RFR banking day lookback) and a credit adjustment spread plus a margin (ranging from 3.50% to 6% per annum over the duration of the IHS Holding Bridge Facility, based on the relevant margin step-up date). IHS Holding Limited also pays certain other fees and costs, including agent fees.

The IHS Holding Bridge Facility termination date was extended for a period of 6 months after its original termination date to February 10, 2023. In May 2022, the total commitments under the IHS Holding Bridge Facility were reduced by $38.6 million, and as of September 30, 2022, $280.0 million of the IHS Holding Bridge Facility was drawn.

IHS (Nigeria) Limited Facilities

IHS (Nigeria) Limited has entered into two local currency facilities, each governed by Nigerian law, as follows:

a)	a NGN 16.1 billion (approximately $36.7 million) facility in March 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited. The applicable interest rate is 12.5% per annum and funds borrowed under the facility are to be applied towards general corporate purposes (the “IHSN NG1 Facility”). The IHSN NG1 Facility will terminate in March 2023 and was fully drawn down in April 2022; and
b)	a NGN 10.0 billion (approximately $23.7 million) facility in May 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited (the “IHSN NG2 Facility”). The applicable interest rate is 15.0% per annum and funds borrowed under the facility are to be applied towards working capital requirements. The IHSN NG2 Facility will terminate in July 2023 and was fully drawn down in July 2022.

IHS Côte d’Ivoire S.A. Facility

IHS Côte d’Ivoire S.A. entered into a credit agreement originally dated June 30, 2015 (as amended and/or restated from time to time, including in August 2017 and June 2022), split into one tranche with a total commitment of €52.0 million (approximately $50.0 million) (the “CIV Euro Tranche”), and another tranche with a total commitment of XOF 44.6 billion (approximately $65.7 million) (the “CIV XOF Tranche” and, together with the CIV Euro Tranche, the “IHS Côte d’Ivoire S.A. Facility”). The CIV Euro Tranche has an interest rate of 3.00% plus 3 Month EURIBOR, (subject to a zero floor), and the CIV XOF Tranche has an interest rate of 5.00%.

The IHS Côte d’Ivoire S.A. Facility was fully drawn down in 2017, and the termination date has been extended to June 2024.

IHS Brasil - Cessão de Infraestruturas S.A. Facilities

IHS Brasil - Cessão de Infraestruturas S.A. also entered into a BRL 495.0 million (approximately $91.8 million) credit agreement originally dated April 18, 2022 (as amended and/or restated from time to time, the “GTS Facility”), which is guaranteed by Skysites Americas S.A., IHS Centennial Brasil Torres de Telecomunicacoes Ltda and IHS SP Locação de Infraestrutura Ltd.

The GTS Facility has an interest rate of CDI plus a margin of 3.05% (assuming a 252-day calculation basis) and will terminate in April 2028. The GTS Facility was fully drawn down in April 2022.

IHS Towers South Africa Proprietary Limited Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR 3,470.0 million (approximately $192.5 million) facility agreement originally dated May 26, 2022 (as amended and/or restated from time to time, (the “IHS SA Facility”), with, amongst others, certain financial institutions listed therein as original lenders. The IHS SA Facility is governed by South African law and funds borrowed under the facility were partly applied toward the payment of consideration owed pursuant to the MTN South Africa acquisition. The undrawn portion can be applied toward capital expenditure and general corporate purposes and is available for up to 24 months from the signature date of the agreement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The IHS SA Facility has an interest rate of 2.75% plus 3 Month JIBAR, and contains customary information and negative covenants, as well as requirements for IHS SA to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios.

The IHS SA Facility will terminate in May 2029. As of September 30, 2022, ZAR 3,400.0 million (approximately $188.7 million) of this facility has been drawn.

IHS Kuwait Limited

On August 17, 2022, IHS Kuwait Limited drew down a further KWD 0.3 million (approximately $1.0 million), from its available credit line pursuant to the loan agreement originally dated April 19, 2020 with a total commitment of the KWD equivalent of $85.0 million. This facility will terminate in April 2029, and as at September 30, 2022, KWD 21.5 million (approximately $69.0 million) of this facility was drawn down.

iii.Letters of credit

As of September 30, 2022, IHS (Nigeria) has utilized $66.8 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and their interest rates range from 6% to 9.30%. These letters of credit are utilized in order to fund capital and operating expenditure purchases with suppliers.

As of September 30, 2022, INT Towers Limited has utilized $103.3 million through funding under agreed letters of credit. These letters mature at various dates over 2022 and 2023 and their interest rates range from 6% to 10.7%. These letters of credit are utilized in order to fund capital and operating expenditure purchases with suppliers.

As of September 30, 2022, ITNG Limited has utilized $1.0 million through funding under agreed letters of credit. These letters mature at various dates over 2023 and incur interest at a rate of 9.3%. These letters of credit are utilized in order to fund capital and operating expenditure purchases with suppliers.

As of September 30, 2022, Global Independent Connect Limited has utilized $2.1 million through funding under agreed letters of credit. These letters mature at various dates over 2022 and 2023 and their interest rates range from 8.25% to 9.3%. These letters of credit are utilized in order to fund capital and operating expenditure purchases with suppliers.

20.Lease liabilities

	September 30,	December 31,
	2022	2021
	$’000	$’000

Current	74,563	50,560
Non‑current	403,339	325,541
Total lease liabilities	477,902	376,101

Lease liabilities represent the net present value of future payments due under long term land leases for leasehold land on which our towers are located and for other leasehold assets such as warehouses and offices. During the nine-month period ended September 30, 2022, payments to the value of $80.5 million were made in respect of recognized lease liabilities, while during the three-month period ended September 30, 2022, payments to the value of $34.5 million were made in respect of recognized lease liabilities. These lease liabilities are unwound using incremental borrowing rates which represent the credit risk of the lessee entity and the length of the lease agreement. The increase in lease liabilities as at September 30, 2022 is due to the GTS SP5 and MTN South Africa Acquisition.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

At September 30, 2022, and December 31, 2021, the contractual maturities of the lease liabilities were as follows:

		Total
	Carrying	contractual	Within	2 ‑ 3	4 ‑ 5	Over 5
	value	cash flows	1 year	years	years	years
	$’000	$’000	$’000	$’000	$’000	$’000

September 30, 2022
Lease liabilities	477,902	845,031	78,798	149,453	129,489	487,291

December 31, 2021
Lease liabilities	376,101	700,877	54,303	106,015	99,573	440,986

Lease obligations contractual cash flows are disclosed with the same renewal expectation assumption assessed for lease accounting under IFRS 16. The average remaining lease term remaining at September 30, 2022 is 12.1 years.

21.Provisions for other liabilities and charges

Decommissioning and site restoration provision

	September 30,	December 31,
	2022	2021
	$’000	$’000

At January 1	71,941	53,266
Additions through business combinations (note 27)	69,327	8,347
(Decrease)/increase in provisions	(15,153)	7,212
Payments for tower and tower equipment decommissioning	(177)	(231)
Reversal of decommissioning through profit and loss	—	(2,671)
Unwinding of discount	5,224	4,644
Effects of movement in exchange rates	(11,260)	1,374
At end of period/year	119,902	71,941
Analysis of total decommissioning and site restoration provisions:
Non‑current	119,406	71,598
Current	496	343
	119,902	71,941

This provision relates to the probable obligation that the Group may incur to dismantle and remove assets from tower sites. The amount recognized initially is the present value of the estimated amount that will be required to decommission and restore the leased sites to their original states, discounted using the current borrowing rates of individual operations within the Group. The amount provided for each site has been discounted based on the respective lease terms attached to each site.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

22.Stated capital

	Ordinary Shares
			Share capital		Share premium
	Number of		net of		net of
	shares	Share capital	issue costs	Share Premium	issue costs
	000’s	$’000	$’000	000’s	$’000

At December 31, 2021	327,820	98,911	98,346	5,154,597	5,125,138
Shares issued on exercise of options	3,868	1,160	1,160	85,310	85,310
At September 30, 2022	331,688	100,071	99,506	5,239,907	5,210,448

23.Other reserves

	Fair value
	through
	other		Share‑	Loss on	Foreign
	comprehensive		based	transaction	exchange
	income	Restructuring	payment	between	translation
	reserve	reserve	reserve	owners	reserve	Total
	$’000	$’000	$’000	$’000	$’000	$’000

At January 1, 2021	(6)	4,019	511,547	(840,359)	(160,706)	(485,505)
Other comprehensive income	3	—	—	—	(22,560)	(22,557)
Options converted to shares	—	—	(342,768)	—	—	(342,768)
Recognition of share‑based payment expense	—	—	13,003	—	—	13,003
Other reclassifications related to share based payment	—	—	(5,084)	—	—	(5,084)
At December 31, 2021	(3)	4,019	176,698	(840,359)	(183,266)	(842,911)

At January 1, 2022	(3)	4,019	176,698	(840,359)	(183,266)	(842,911)
Other comprehensive income	—	—	—	—	(48,833)	(48,833)
Options converted to shares	—	—	(86,470)	—	—	(86,470)
Recognition of share‑based payment expense	—	—	10,230	—	—	10,230
Other reclassifications related to share based payment	—	—	(2,835)	—	—	(2,835)
At September 30, 2022	(3)	4,019	97,623	(840,359)	(232,099)	(970,819)

24.Non-controlling interest

	Nine months ended
	September 30,	September 30,
	2022	2021
	$’000	$’000

Balance at January 1	223,188	14,216
NCI arising on business combination	831	611
Loss for the period	(9,162)	(1,142)
Other comprehensive income	5,969	159
Balance at September 30	220,826	13,844

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

In November 2021, the Group completed a deal with TIM S.A. to acquire a controlling interest in Fiberco Soluções de Infraestrutura S.A. (“I-Systems”) incorporated and with its principal place of business in Brazil. The Group owns a 51% (same proportion voting rights) stake in I-Systems and TIM the remaining 49%.

Set out below is summarized financial information for the I-Systems subsidiary, being the only subsidiary that has non-controlling interest that is material to the Group. The amounts disclosed include the impact of preliminary valuation of acquired assets and liabilities as described in note 27 and are before inter-company eliminations.

Summarized balance sheet	Fiberco Soluções de Infraestrutura S.A.
	September 30,	December 31,
	2022	2021*
	$’000	$’000
Current assets	86,109	103,315
Current liabilities	(33,422)	(19,357)
Current net assets	52,687	83,958

Non-current assets	417,672	386,761
Non-current liabilities	(51,057)	(51,389)
Non-current net assets	366,615	335,372

Net assets	419,302	419,330

Accumulated non-controlling interest at the end of the period	205,478	205,433

Summarized statement of comprehensive income for the reporting period	Fiberco Soluções de Infraestrutura S.A.
	Nine months ended
	September 30,
	2022
	$’000
Revenue	41,502
Loss for the period	(15,373)
Other comprehensive income	15,466
Total comprehensive income	93

Loss allocated to non-controlling interest during the period	(7,533)

Summarized statement of cash flows for the reporting period	Fiberco Soluções de Infraestrutura S.A.
	Nine months ended
	September 30,
	2022
	$’000
Cash flows generated from operating activities	50,769
Cash flows used in investing activities	(62,921)
Cash flows used in financing activities	(70)
Net decrease in cash and cash equivalents	(12,222)

*re-presented to reflect the remeasurement period adjustments in respect of updates to the accounting for the acquisition of Fiberco Soluções de Infraestrutura S.A. in November 2021 (refer to note 27).

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

25.Share-based payment obligation

The total charge to the profit and loss for the nine months ended September 30, 2022 was $9.8 million (nine months ended September 30, 2021: $9.0 million), while the charge for the three months ended September 30, 2022 was $4.1 million (three months ended September 30, 2021: $4.3 million).

Between February 4, 2022 and February 7, 2022, a total of 1,147,500 options, of which 30,000 options have been forfeited due to employee leavers, were issued as part of the new Omnibus employee share-based payment plan.  The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest on three equal portions on October 15, 2022, 2023 and 2024.
◾	Performance stock units (“PSU”), with a Recurring Levered Free Cash Flow target and a cumulative total shareholder return target. Recurring Levered Free Cash flow target is a non-market-based performance condition, assessed annually over a three-year period. A cumulative total shareholder return target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to October 15, 2024.

On June 9, 2022, a total of 1,700,446 options were issued as part of the existing Omnibus employee share-based payment plan.  The plan will be deemed equity settled and comprise of:

◾	Restricted stock units (“RSU”), which do not include performance conditions and vest on three equal portions on March 31, 2023, 2024 and 2025.
◾	Performance stock units (“PSU”), with a Recurring Levered Free Cash Flow target and a cumulative total shareholder return target. Recurring Levered Free Cash flow target is a non-market-based performance condition, assessed annually over a three-year period. A cumulative total shareholder return target is market-based, was valued based on a Monte Carlo model for a three-year performance period, an approach that is commonly used for IFRS 2 valuations. The PSUs include a vesting period which is 3 years up to March 31, 2025.

September 30, 2022 valuation assumptions

The Omnibus options issued were valued at $32.0 million at issue using a share price assumption of $11.39 - $11.55 depending on the grant date. The fair value of the RSUs and PSUs with non-market conditions determined using share price at grant date amounted to $17.0 million and $10.9 million respectively while the fair value of the PSUs with market conditions determined using the Monte Carlo model amounted to $4.1 million. At September 30, 2022 a forfeiture rate of 7% was assumed resulting in an expected charge over the remaining term of the options of $17.7 million. No dividend was taken into account in performing the valuation since IHS Holding Limited has never paid dividends and no dividends are planned to be paid in the near future.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

26.Cash from operations

	Three months ended		Nine months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
	$’000	$’000	$’000	$’000

Reconciliation:
(Loss)/profit before taxation	(93,451)	(2,916)	(222,604)	113,703
Adjustments:
Depreciation of property, plant and equipment (note 6 and 7)	105,161	89,065	302,303	254,846
Amortization of intangible assets (note 6 and 7)	14,980	10,190	40,518	28,334
Net reversal of impairment of property, plant and equipment and prepaid land rent (note 6)	3,099	41,556	1,768	44,369
Reversal of loss allowance on trade receivables (note 8)	(1,597)	(994)	(3,397)	(37,614)
Impairment of withholding tax receivables (note 7)	11,422	11,714	39,141	44,398
Amortization of prepaid site rent	2,571	2,054	6,796	6,400
Decrease in decommissioning expense	—	(2,671)	—	(2,671)
Net (gain)/loss on disposal of plant, property and equipment (note 7)	(134)	(94)	13,650	(1,632)
Insurance income (note 9)	(70)	(35)	(1,686)	(5,437)
Finance costs (note 11)	231,280	76,717	570,150	218,069
Finance income (note 10)	(6,412)	(18,017)	(11,035)	(22,030)
Impairment/(Reversal of impairment) of inventory	—	—	138	(176)
Share‑based payment expense (note 7)	4,127	4,286	9,752	8,968
Operating profit before working capital changes	270,976	210,855	745,494	649,527
Changes in working capital
(Increase)/decrease in inventory	(10,373)	(2,890)	(30,094)	9,246
Decrease/(increase) in trade and other receivables	12,702	(42,059)	(169,833)	(74,845)
Increase in trade and other payables	20,885	39,766	132,032	13,962
Net movement in working capital	23,214	(5,183)	(67,895)	(51,637)
Cash from operations	294,190	205,672	677,599	597,890

27.Business Combinations

For acquisitions that meet the definition of a business combination, the Group applies the acquisition method of accounting where assets acquired and liabilities assumed are recorded at fair value at the date of each acquisition, and the results of operations are included with those of the Group from the dates of the respective acquisitions. There were two acquisitions during the period, occurring in March 2022 and May 2022. Had these businesses been acquired on January 1, 2022, the amount of revenue and loss for the nine-month period ended September 30, 2022 for the Group would have totaled approximately $1,444 million and $210 million, respectively.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

MTN telecom towers in South Africa

IHS Holding Limited, through its subsidiary IHS Towers South Africa Proprietary Limited, completed the acquisition of a portfolio of towers, comprising 5,691 towers, in South Africa from MTN South Africa on May 31, 2022. Under the agreement, IHS Towers South Africa Proprietary Limited is also providing provision of power Managed Services to MTN South Africa on approximately 13,000 sites across South Africa, including the acquisition portfolio.

IHS will own 70% of the South African towers business with the remaining 30% to be owned by a B-BBEE consortium. At the date of issue of these financial statements, IHS owns 100% of the business as the transfer of the non-controlling interest has not been finalized and hence no non-controlling interest has been recognized.

The accounting for the business combination is incomplete for valuation of all assets and liabilities. The amounts recognized in the financial statements for the business combination have been determined only provisionally with no value attributed to separately identifiable acquired intangible assets.

The provisional goodwill of $62.5 million is expected to decrease on the finalization of the fair value of assets and liabilities including separately identifiable intangible assets, but includes goodwill attributable to a new market penetration for the Group. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the assets acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date included in the condensed consolidated statement of (loss)/income and other comprehensive loss.

2022
$’000

Gross consideration	421,239
Net cash consideration	421,239

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	287,247
Customer related intangible asset	128,827
Network related intangible asset	66,814
Right of use asset	97,027
Lease liabilities	(97,027)
Deferred tax	(54,778)
Provisions for other liabilities and charges	(69,327)
Total identifiable net assets acquired	358,783

Goodwill	62,456

Revenue — post‑acquisition	40,927
Loss — post‑acquisition	(13,788)

São Paulo Cinco Locação de Torres Ltda.

IHS Holding Limited acquired 100% of the share capital of São Paulo Cinco Locação de Torres Ltda. (“GTS SP5”) on March 17, 2022. The acquisition is consistent with the Group’s strategy to expand in the Latin American region.

The accounting for the business combination remains incomplete for valuation of all assets and liabilities. The amounts recognized in the financial statements for the business combination thus have been determined only provisionally.

The provisional goodwill of $85.7 million arising from the acquisition is attributable to the enhanced market presence in Brazil, the complementary service offering and closer alignment to certain customers as it relates to their future

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

deployments. The final goodwill figure is pending the finalization of the fair value of assets and liabilities, including separately identifiable intangible assets. The goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and profit of the acquiree from the acquisition date included in the condensed consolidated statement of (loss)/income and other comprehensive loss.

2022
$’000

Gross consideration	317,188
Less: cash in business at the date of acquisition	(1,896)
Net cash consideration	315,292

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	13,395
Land	885
Customer related intangible asset	179,903
Network related intangible asset	2,605
Goodwill	438
Right of use asset	82,784
Trade and other receivables	23,575
Trade and other payables	(4,222)
Deferred tax	(69,810)
Total identifiable net assets acquired	229,553

Goodwill	85,739

Revenue — post‑acquisition	23,287
Profit — post‑acquisition*	6,082

* Includes profit up until an internal merger of the entity.

Skysites Holdings S.A.

IHS Holding Limited acquired 100% of the share capital of Skysites Holdings S.A. (“Skysites”), a telecommunications services provider, with related passive infrastructure and ground leases on January 6, 2021. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The goodwill of $26.9 million arising from the acquisition is attributable to the enhanced market presence in Brazil, the complementary service offering and closer alignment to certain customers as it relates to their future deployments. The goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and loss of the acquiree since the acquisition date to September 30, 2021 included in the condensed consolidated statement of (loss)/income and other comprehensive loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

2021
$’000

Gross consideration	40,611
Less: contingent consideration*	(4,169)
Less: cash in business at the date of acquisition	(2,775)
Net cash consideration	33,667

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	11,276
Land	15
Furniture and office equipment	11
Capital work in progress	535
Customer related intangible asset	4,703
Right of use asset	9,675
Trade and other receivables	713
Trade and other payables	(1,132)
Provisions for other liabilities and charges	(2,548)
Lease liabilities	(10,071)
Deferred tax	(2,205)
Total identifiable net assets acquired	10,972

Goodwill	26,864

Revenue — post‑acquisition	3,033
Loss — post‑acquisition	(267)

*Contingent consideration consists of $4.2 million of consideration due at a future date which is recognized at fair value on the date of acquisition. The contingent consideration relates to a pay-out if a certain number of sites were rolled out post-acquisition and the quality of the acquired sites. As at December 31, 2021 certain contingencies were not met and $1.3 million of the contingent consideration was released to the consolidated statement of loss and other comprehensive income in 2021. $2.9 million remains as contingent consideration.

Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Coöperatief U.A.

IHS Holding Limited acquired 100% of the share capital of Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Coöperatief U.A. (together “Centennial”), a telecommunications services provider, with related passive infrastructure and ground leases in two parts, on March 19, 2021 and on April 8, 2021, respectively. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The goodwill of $11.7 million and $36.5 million arising from Centennial Towers Colombia, S.A.S. and Centennial Towers Brasil Coöperatief U.A. acquisitions respectively, is attributable to the enhanced market presence in Brazil and Colombia and closer alignment to certain customers in those markets as it relates to their future deployments. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition dates, and the amounts of revenue and profit/(loss) of the acquiree since the acquisition date to September 30, 2021 included in the condensed consolidated statement of (loss)/income and other comprehensive loss.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

	Brazil	Colombia	Total
	2021	2021	2021
	$’000	$’000	$’000

Gross consideration	93,900	47,051	140,951
Less: cash in business at the date of acquisition	(260)	(659)	(919)
Net cash consideration	93,640	46,392	140,032

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	43,890	14,074	57,964
Land	407	546	953
Furniture and office equipment	65	17	82
Capital work in progress	628	500	1,128
Right of use asset	22,273	9,761	32,034
Customer related intangible asset	35,422	32,599	68,021
Network related intangible asset	594	321	915
Software	495	1	496
Trade and other receivables	2,363	3,023	5,386
Trade and other payables	(1,471)	(3,646)	(5,117)
Provisions for other liabilities and charges	(5,272)	(527)	(5,799)
Lease liabilities	(24,028)	(10,458)	(34,486)
Tax payable	(2,809)	(625)	(3,434)
Deferred tax	(15,374)	(10,907)	(26,281)
Total identifiable net assets acquired	57,183	34,679	91,862

Goodwill	36,457	11,713	48,170

Revenue — post‑acquisition	4,408	1,948	6,356
Profit/(loss) — post‑acquisition	2,469	(1,762)	707

Fiberco Soluções de Infraestrutura S.A.

IHS Netherlands BR B.V. (“IHS BR BV”), a subsidiary of IHS Holding Limited, completed a deal with TIM S.A to acquire a controlling interest in Fiberco Soluções de Infraestrutura S.A. (“I-Systems”) on November 16, 2021. This includes TIM secondary fiber network and assets as well as the provision of fiber optic infrastructure services as an Open Fiber Network Service Provider. Fiberco Soluções de Infraestrutura S.A. will operate under the name of I-Systems. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

IHS owns a 51% stake in I-Systems and TIM the remaining 49%. The initial asset base of I-Systems includes TIM’s secondary network infrastructure, covering 3.5 million Fiber-to-the-Home and 3.4 million Fiber-to-the-Cabinet households, resulting in a total of 6.4 million households covered (allowing for 570 thousand homes of overlapping coverage). I-Systems is responsible for the deployment of new secondary fiber infrastructure for TIM, and the operation and maintenance of all such fiber infrastructure. TIM continues as the anchor tenant across the network under a long-term master services agreement. Certain services will be provided to I-Systems by TIM under a Transition Services Arrangement.

The goodwill of $81.8 million arising from the I-Systems acquisition is largely attributable to customer relationships and the entry into a new service offering for IHS. None of the goodwill recognized is currently expected to be deductible for income tax purposes.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date, and the amounts of revenue and profit/(loss) of the acquiree since the acquisition date included in the condensed consolidated statement of (loss)/income and other comprehensive loss.

	As reported		As re-presented
	December 31, 2021	Adjustments	December 31, 2021
	$’000	$’000	$’000

Gross consideration	263,366	(2,701)	260,665
Contingent consideration*	5,739	—	5,739
Less: deferred consideration	(66,840)	2,701	(64,139)
Net cash consideration	202,265	—	202,265

Capital injection**	42,996	—	42,996

Identifiable assets acquired and liabilities assumed:
Network assets	226,538	7,271	233,809
Cash	44,872	—	44,872
Capital work in progress	3,832	—	3,832
Software	539	—	539
Customer related intangible asset	96,997	16,162	113,159
Network related intangible asset	35,832	(419)	35,413
Trade and other receivables	75,338	—	75,338
Trade and other payables	(5,764)	(7,271)	(13,035)
Loans payable	(6,457)	—	(6,457)
Deferred tax	(47,062)	(5,353)	(52,415)
Total identifiable net assets acquired	424,665	10,390	435,055

Non-controlling interest	208,086	5,091	213,177

Goodwill	89,783	(8,000)	81,783

Revenue — post‑acquisition			n.a.
Profit/(loss) — post‑acquisition			n.a.

*Contingent consideration consists of $5.7 million of consideration receivable at a future date which is recognized at fair value on the date of acquisition. The contingent consideration relates to a pay-out if certain conditions are met post-acquisition around homes connected, homes passed, and churn.

** The capital injection relates to a payment made to I-Systems for the issuance of new share capital as part of the acquisition agreement to achieve the agreed shareholding structure post acquisition.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The acquisition accounting was completed in September 2022. As IFRS 3 requires fair value adjustments to be recorded with effect from the date of acquisition, this requires re-presentation of previously reported financial results. The impact on the Statement of Financial Position, and corresponding notes to the financial statements, as at December 31, 2021 is shown below.

	As reported		As re-presented
	December 31, 2021	Adjustments	December 31, 2021
	$’000	$’000	$’000
Goodwill	787,665	(7,769)	779,896
Other intangible assets	830,439	15,290	845,729
Trade and other receivables - current	469,130	2,623	471,753
Deferred tax liabilities	(163,920)	(5,199)	(169,119)
Non-controlling interest	(218,243)	(4,945)	(223,188)

IHS Kuwait Limited

In the 2020 financial year IHS GCC KW Holding Limited (‘IHS GCC KW’), a subsidiary of IHS Holding Limited completed the first two stages of the acquisition of 1,620 towers from Mobile Telecommunications Company K.S.C.P. (‘Zain Kuwait’) comprising 1,162 towers. During April 2021, October 2021 and September 2022 IHS GCC KW completed the third, fourth and fifth stages of the acquisition of 1,620 towers from Zain Kuwait comprising 67, 126 and 43 towers respectively.

The remaining 222 towers are managed and operated under a Managed Services agreement until such time as these towers can legally be transferred. IHS GCC KW transferred the purchase right to IHS Kuwait Limited for the Construction, Erection and Maintenance of Wired and Wireless Communication and Radar Towers and Stations / With Limited Liability (‘IHS Kuwait’) who operates the towers as a standalone business. As part of the agreement, IHS Kuwait also assumed existing supplier contracts and land leases, allowing it to apply the Group business processes and deliver services immediately after the assignment of the towers.

As part of the agreement, Zain Kuwait subscribed for shares in IHS GCC KW representing 30 per cent of the share capital of IHS GCC KW by issuing a loan note to IHS GCC KW. The acquisition is consistent with the Group’s strategy to expand in selected geographic areas.

The initial transaction completed during 2020 met the definition of a business as defined, and was accounted for as a business combination. The towers acquired in the third and fourth stages during 2021 and the fifth stage during 2022 are accounted for as asset acquisitions.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

The following table summarizes the consideration paid and the fair value of assets and liabilities acquired at the acquisition date of the 193 towers acquired in 2021 and 43 towers acquired in 2022, and the amounts of revenue and profit/(loss) of the acquiree since the acquisition date included in the condensed consolidated statement of (loss)/income and other comprehensive loss.

	2022	2021
	$’000	$’000

Gross consideration	2,729	12,248
Less: consideration received in exchange for a retained 30% interest (by Zain) in IHS GCC KW	(819)	(1,837)
Net cash consideration for 70% controlling interest**	1,910	10,411

Identifiable assets acquired and liabilities assumed:
Towers and tower equipment	1,032	7,902
Customer-related assets	1,947	5,449
Network-related assets	671	1,877
Trade and other receivables	—	872
Trade and other payables	(921)	(3,852)
Total identifiable net assets acquired (at 100%)	2,729	12,248
Goodwill	—	—

Determination of non-controlling interest
Total identifiable net assets acquired (at 100%)	2,729	12,248
Shareholder funding provided by the Group and external debt*	—	(6,124)
	2,729	6,124

Non-controlling interest portion of above at 30%	819	1,837

Revenue — post‑acquisition	n.a.	n.a.
Profit/(loss) — post‑acquisition	n.a.	n.a.

* This was shareholder funding provided by the Group and recorded as short term liabilities in IHS GCC KW. These funds were loaned to IHS Kuwait to fund the acquisition of the towers from Zain. This short term liability was subsequently replaced by external debt.

** The consideration for the fifth stage that was completed during the period ended September 30, 2022 was paid after the reporting period.

28.Capital commitments and contingent liabilities

28.1Capital commitments

The Group was committed to the purchase of property, plant and equipment of approximately $287.4 million at September 30, 2022 (December 31, 2021: $206.7 million).

28.2Contingent liabilities

The Group has contingent liabilities in respect of legal claims arising in the ordinary course of business. The Group reviews these matters in consultation with internal and external legal counsel to make a determination on a case-by-case basis whether a loss from each of these matters is probable, possible or remote.

The Group’s contingent liabilities in respect of litigations and claims amounted to $4.2 million at the end of the reporting period (December 31, 2021: $2.0 million).

Based on legal advice received, claims against the Group are not considered probable, thus no provisions have been made in these financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

29.Events after the reporting period

(a) IHS Holding (2022) Bullet Term Loan Facility

IHS Holding Limited entered into a $600.0 million term loan agreement on October 28, 2022, (as amended and/or restated from time to time, the “IHS Holding 2022 Term Loan”).

The interest rate per annum applicable to loans made under the IHS Holding 2022 Term Loan is equal to Term SOFR, a credit adjustment spread plus a margin of 3.75% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, arrangement fees and fees to the facility agent. The IHS Holding 2022 Term Loan is denominated in U.S. dollars and is governed by English law.

As of November 7, 2022, $370.0 million of the IHS Holding 2022 Term Loan was drawn. The majority of the proceeds of the drawdown were applied toward the prepayment of the IHS Holding Bridge Facility of $280.0 million (plus accrued interest) and the U.S. dollar tranche of our Nigeria senior credit facility of $75.6 million (plus accrued interest and break costs). The undrawn portion can be applied toward general corporate purposes and is available for up to 12 months from the date of the agreement.

(b) Fiberco Soluções de Infraestrutura S.A. (“I-Systems”)

I-Systems Soluções de Infraestrutura S.A. (formerly known as Fiberco Soluções de Infraestrutura S.A.) (“I-Systems”) entered into a BRL 200.0 million (approximately $37.1 million) credit agreement, originally dated October 3, 2022 (as amended and/or restated from time to time, the “I-Systems Facility”). The I-Systems Facility has an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), will terminate in October 2030. The facility was fully drawn down in October 2022.

On October 13, 2022, Itaú Unibanco S.A. provided an additional commitment in an aggregate amount of BRL 200.0 million (approximately $37.1 million) to the I-Systems Facility on the same terms, available in two tranches, the first to be drawn by January 31, 2023 and with an interest rate of CDI plus 2.45% (assuming a 252-day calculation basis), and the second tranche to be drawn by March 31, 2023 and with an interest rate of CDI plus 2.50% (assuming a 252-day calculation basis). Both tranches remain undrawn. Commitment fees of between 2.00% and 2.15% p.a. are payable quarterly on undrawn amounts.

(c) Omnibus employee share-based payment plan

The time-based conditions relating to one third (33.3%) of the RSU awards issued in February 2022 under the Omnibus employee share-based payment plan (refer to note 25) have been met. 0.2 million shares were issued in October 2022.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements and the related notes included elsewhere in this report. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of our annual report on Form 20-F/A for the year ended December 31, 2021 (“Annual Report”), dated August 16, 2022, filed with the Securities and Exchange Commission (“SEC”) pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We are one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world, providing our customers, most of whom are leading MNOs, with critical infrastructure that facilitates mobile communications coverage and connectivity for approximately 767 million people in emerging markets, across three regions and eleven countries. We are the largest independent multinational emerging-market-only tower operator and one of the largest independent multinational tower operators globally, in each case by tower count. As of September 30, 2022, we operated 39,397 Towers across seven countries in Africa, three countries in Latin America and one country in the Middle East. We are the largest tower operator in seven of the eleven markets in which we operate and we are the only independent tower operator of scale in five of these markets. Our markets in Latin America are the only ones in which we do not have a leadership position today.

We have a well-defined organic and inorganic expansion strategy designed to grow in existing markets with our existing and new customers and, given the significant global emerging market opportunities in telecommunications infrastructure, enter carefully selected growth oriented markets with compelling underlying fundamentals. Historically, our business has been predominantly focused on Towers, however we have begun complementing this business with additional telecommunications infrastructure offerings for our customers such as fiber connectivity. In 2021, we acquired certain fiber assets from TIM Brasil pursuant to the TIM Fiber Acquisition where TIM Brasil will be the anchor tenant on the fiber network. In October 2021, we signed an agreement pursuant to the Egypt Transaction and obtained a license to construct, operate and lease telecom towers in Egypt. In March 2022, we acquired 2,115 Towers pursuant to the GTS SP5 Acquisition. In May 2022, we closed the transaction with MTN South Africa to acquire its tower portfolio comprising of 5,691 Towers and for the provision of power Managed Services to MTN South Africa at over 7,200 additional sites. In September 2022, IHS Kuwait completed the fifth stage of the acquisition from Zain Kuwait comprising of 43 Towers. Each of these acquisitions supports our inorganic growth strategy of expanding into additional regions that meet our investment criteria, which opens up new markets that we believe will provide future organic and inorganic growth opportunities.

Our core business is providing shared telecommunications infrastructure services to MNOs and other customers, who in turn provide wireless voice, data and fiber access services to their end users and subscribers. We provide our customers with opportunities to lease space on existing Towers alongside current Tenants, known as Colocation, to install additional equipment on a Tower or request certain ancillary services, known as Lease Amendments, or to commission the construction of new Towers to the customer’s specifications, known as New Sites. Additionally, we lease space to our customers in secure locations within large building complexes, such as shopping malls, stadiums and airports, which we refer to as in-building solutions, or IBS, or distributed antenna systems, or DAS, as well as provide fiber connectivity. In certain strategic instances, we may also provide Managed Services, such as maintenance, security and power supply for Towers owned by third parties. As of September 30, 2022, our owned and operated tower portfolio supported 57,893 Tenants, with a Colocation Rate of 1.47x.

Our primary customers are the leading MNOs in each of our markets. We also provide infrastructure and services to a number of other communications service providers. Our success in establishing deep customer relationships and operational excellence has enabled us to grow both organically and through 22 transactions, building a footprint that currently covers Nigeria, Côte d’Ivoire, Cameroon, Rwanda, South Africa, Zambia, Brazil, Peru, Colombia and Kuwait.

Recent Developments

David Ordman, our Deputy Chief Financial Officer, will retire as an executive officer of the Company effective December 31, 2022.

Reportable Segments

Our operations are organized into four segments, which reflect the way our chief operating decision maker, or CODM, is provided with financial information which aligns to internal regional management organizational reporting lines and responsibilities and the way in which the CODM analyzes performance and allocates resources. Our operating segments are Nigeria, which comprises our operations in Nigeria; Sub Saharan Africa, or SSA, which comprises our operations in Cameroon, Côte d’Ivoire, Rwanda, South Africa and Zambia; Latin America, or Latam, which comprises our operations in Brazil, Colombia and Peru; and the Middle East and North Africa, or MENA, which comprises our operations in Kuwait and Egypt. Although full operations in Egypt have not commenced, the business has incurred some startup costs.

We use revenue and Segment Adjusted EBITDA to assess the performance of our reportable segments. Segment Adjusted EBITDA is our principal segment measure of profitability.

Our Revenue

We measure revenue in three categories, namely (i) organic, (ii) inorganic and (iii) non-core.

Organic revenue captures the performance of our existing business without the impact of new tower portfolios or businesses acquired since the beginning of the prior year period (except as described below). Specifically, organic revenue captures the impact of (i) new Colocation and Lease Amendments; (ii) changes in pricing including from contractual lease fee escalation, power indexation and foreign exchange resets; (iii) New Site construction; (iv) fiber connectivity and (v) any impact of Churn and decommissioning. In the case of an acquisition of new tower portfolios or businesses, the impact of any incremental revenue after the date of acquisition from new Colocation and Lease Amendments or changes in pricing on the Towers acquired, including from contractual lease fee escalation and foreign exchange resets, is also captured within organic revenue.

Inorganic revenue captures the impact on revenue from existing Tenants of new tower portfolios or businesses that we have acquired since the beginning of the prior period (except as described above). Where tower portfolios or businesses were acquired during the current period under review, inorganic revenue is calculated as the revenue contribution from those acquisitions in their “at acquisition” state (measured as the local currency revenue generated during the first full month following the acquisition) in the current period. This treatment continues for 12 months following acquisition. We acquired an aggregate of 126 Towers and 140 Tenants from Zain Kuwait in October 2021. In November 2021, we completed a deal with TIM Brasil, to provide certain fiber services with its principal place of business in Brazil. In March 2022, we acquired an aggregate of 2,115 Towers in Brazil, pursuant to the GTS SP5 Acquisition, which added 2,998 Tenants. In May 2022, we completed the MTN South Africa Acquisition, which added 5,691 Towers and 7,017 Tenants and includes an agreement for the provision of power Managed Services to MTN South Africa at over 7,200 additional sites. In September 2022, IHS Kuwait completed the fifth stage of the acquisition from Zain Kuwait comprising of 43 Towers and 43 Tenants. We therefore have inorganic revenue for the three months ended September 30, 2022.

Non-core captures the impact of movements in foreign exchange rates on the translation of the results of our local operations from their local functional currency into U.S. dollars, which is measured by the difference in U.S. dollars between (i) revenue in local currency converted at the average foreign exchange rate for that period and (ii) revenue in local currency converted at the average foreign exchange rate for the prior period. This foreign currency impact is then partially compensated for in subsequent periods by foreign exchange reset mechanisms, which are captured in organic revenue.

The organic and non-core components of our revenue cannot be considered independently from each other in assessing, for instance, what the impact on organic revenue would have been in the absence of change in the foreign exchange rate. In fact, the periodic (monthly, quarterly, semi-annually or annually) nature of our reset mechanisms is such that there is a delay between the period during which a change in foreign exchange rate occurs and the next contractual reset occurs.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). MLAs with foreign exchange resets typically contain a mechanism for determining the foreign exchange rate for a set period at which the lease fee linked to the non-local currency (such as U.S. dollar) is translated into local currency and invoiced to the customer. In such cases, the foreign exchange rate determined by this mechanism is reset monthly, quarterly, semi-annually or annually.

The foreign exchange resets function such that the portion of lease fees that is linked to U.S. dollars and the portion of lease fees that is linked to local currency are fixed in local currency for the contractual period between reset dates (for example, for a period of one year if the reset is annual). As a result, in the event of a devaluation, there is a delay between the timing of the devaluation and the next contractual reset.

During the period between the date of the devaluation and the date of the reset, all of our revenues (i.e., both those revenues that are contractually linked to the U.S. dollar and those that are contractually linked to local currency) would reflect the new, devalued foreign exchange rate. When the reset is effected, the amount relating to the portion of the lease fees linked to the U.S. dollar, which is invoiced in local currency, is adjusted upward.

In addition, the conversion rates included in our MLAs may also be different from the rates at which our financial results are translated into U.S. dollars for reporting purposes.

This has resulted in a situation where there are differing exchange rates in the market and we are required to regularly monitor and evaluate which exchange rate is most appropriate to apply in the translation of the Naira books of our Nigerian operations to U.S. dollars for our consolidated group reporting purposes. The determination of which is the most appropriate rate to use at the relevant time we produce financial information will depend on a number of factors, including, but not limited to, availability and liquidity in the market generally. The foreign exchange rate that we determine to be the most appropriate for the translation of our results for group reporting purposes may also differ from the conversion rates contained within our contracts.

In 2020, we reached an agreement with some of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg (which has typically been aligned to the NAFEX rate), should similar circumstances arise again (or continue to exist where there is a divergence between the applicable market rate or translation rates for our financial results and the exchange rates reflected in our contracts with customers, or a divergence between the prevailing market rate on Bloomberg and other exchange rates in the market, including NAFEX), there is no guarantee that we will be able to renegotiate these contracts or enter into new contracts to fully protect against such foreign exchange risks. In addition, other measures taken by the relevant authorities and/or the CBN may further impact the rates available in the market, and we may need to consider such measures for the purposes of our accounts.

While a number of the MLAs with our customers are deemed automatically renewed if not cancelled by the stated expiration date, we regularly keep upcoming renewal or expiry dates under review, and engage in discussions with customers from time-to-time regarding such matters. For instance, MLAs with certain customers in Cameroon and Cote d’Ivoire are up for renewal in 2023. As previously disclosed, no assurance can be given that our customers will renew their customer lease agreements upon expiration of those agreements or that customers will not request unfavorable amendments to existing agreements, or that we will be successful in negotiating favorable terms with these customers.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been, and will continue to be, affected by a number of important factors, including the following:

New Colocation and Lease Amendments

Colocation and Lease Amendments are key drivers of incremental organic revenue in telecommunications infrastructure sharing. Colocation involves adding new tenants to existing sites, where the addition of an incremental tenant to an existing site can introduce a full additional lease fee. Lease Amendments involve adding additional equipment or providing certain ancillary services at existing sites for existing Tenants and for a recurring lease fee. Examples of Lease Amendments include an existing customer taking more space on a tower, adding equipment for new technologies, such as 3G, 4G/LTE or 5G, adding additional microwave transmission or fiber infrastructure services, as well as certain ancillary services. A Lease Amendment typically increases revenue by a proportionally lower amount than a Colocation given such equipment typically consumes less space and power than a Colocation. However, gross margin contribution of a Lease Amendment is generally comparable to a Colocation.

Colocation and Lease Amendments improve overall gross margins, operating margins and cash flow given the limited incremental cost to deliver such services. Typically, the main incremental cost to deliver Colocation or Lease Amendments is $6,000 to $10,000 in one-off augmentation capital expenditure. Additionally, in our African markets, the main incremental ongoing cost for Colocation and Lease Amendments is power cost for the additional equipment or services. We continually seek to increase Colocation and Lease Amendments for our existing sites through an active sales and marketing process. Our sites that are either at or near structural capacity can also be strengthened to meet future leasing capacity with relatively minor capital investments.

The demand for Colocation and Lease Amendments from MNOs is driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets.

Contractual lease fee escalation and foreign exchange resets

Our MLAs generally contain annual inflation-linked escalation provisions under which the underlying lease fees, and therefore our revenue, may increase each year. These contractual escalators are typically linked to the consumer price index, or CPI, of the country of operation and/or the United States, depending on the underlying currency denomination of the lease fee. Lease fee components priced in local currency typically have escalators linked to local CPI applied annually for the subsequent 12 months. Lease fee components priced in U.S. dollars typically have escalators linked to U.S. CPI applied annually for the subsequent 12 months. Our MLAs with certain customers are subject to fixed, capped or floored escalators.

Our MLAs sometimes contain a portion of lease fees which are linked to power indexation metrics including diesel and electricity prices.

Foreign exchange resets are generally included in MLAs where lease fees are linked to currencies other than the local currency (for example, MLAs in Nigeria with U.S. dollar components). For further discussion on these foreign exchange resets, please refer to “— Our Revenue.”

New Site construction

New Site construction is a key driver of incremental organic revenue through the customer revenue we invoice from the date the New Site becomes ready for service. New Site construction is also a component of discretionary capital expenditure. Building New Sites requires capital expenditure, principally including materials for the tower, power equipment, land lease fees or land purchase fees, tower construction activities, including civil work, transportation and labor, as well as ongoing operational expenditures for site operation and maintenance. Therefore, construction of New Sites increases our capital expenditures and cost of sales. We pursue construction of New Sites as a key strategy in growing our tower portfolio and providing future capacity for Colocation and Lease Amendments. We do not engage in speculative building and only construct New Sites after obtaining a commitment for a long-term lease with an initial tenant and, in general, if we are aware of, or believe there is, commercial potential for Colocation.

Demand for New Sites from MNOs is typically driven by multiple telecommunications industry characteristics within our individual markets. These characteristics include the MNOs’ need for greater network coverage and network density due to existing capacity-constrained networks, a desire to improve quality-of-service, increasing subscriber demand for wireless voice and data services requiring a denser network than is the case for voice services, as well as changes in and the development of technologies in those markets. For example, we often see an increase in demand for New Sites as new technology is rolled out in markets, such as 3G or 4G.

New Sites constructed consist primarily of ground-based towers, but can also include in-building solutions / distributed antenna systems, rooftop towers and cells-on-wheels. These New Sites always begin operations with at least a single Tenant, with Colocation and Lease Amendments expected at future dates. The average cost to build a New Site in our African and Middle East markets is typically in the range of between $75,000 and $105,000, while in Latin America the cost is typically in the range of between $40,000 and $75,000 depending on the market of operation and specification of the tower.

Consequently, the construction of New Sites has a positive effect on revenue, and as Colocation and Lease Amendments occur on the tower, we expect to drive incremental organic revenue and have a positive effect on gross margins and operating margins.

Churn

Churn refers to the loss of tenancies when services provided by us are terminated, a Tenant does not renew its contract or we have ceased recognizing revenue on a site in any particular period. For example, a Tenant may churn if the relevant MLA or SLA is not renewed at the end of its term, the customer ceases operations or switches to a competing tower company. Other than a customer churning at the end of the term of its MLA or SLA, our MLAs generally contain limited termination clauses. Certain of our customer agreements also contain a contractual right to churn a limited number of sites each year without penalty.

We experienced net Churn in the nine months ended September 30, 2022 of 513 Tenants. The Churn that we have historically experienced from our Key Customers has been limited.

Decommissioning

In connection with the acquisition of portfolios of sites, we rationalize our portfolio where we have multiple towers in close proximity to each other. Where economically and commercially viable, we migrate Tenants from one tower onto a nearby tower as an additional Colocation and then subsequently decommission the empty site. Decommissioning spend is a component of discretionary capital expenditure. While the decommissioning of towers offsets our overall growth in the number of towers, it allows us to eliminate cost of sales and ongoing maintenance capital expenditures at the decommissioned towers. The retained sites benefit from lease fees relocated from the decommissioned site and generally only experience a marginal increase in cost of sales due to increased power consumption. The spend associated with decommissioning a site is approximately between $20,000 to $30,000. Since the beginning of 2018, we have decommissioned 277 Towers, and we continue to review our portfolio for further decommissioning opportunities.

Acquisitions of tower portfolios

The acquisition of tower portfolios and businesses from MNOs and independent tower companies results in incremental inorganic revenue during the period in which the acquisitions occur. Acquisitions of tower portfolios result in the immediate increase in the size of our overall portfolio and help expand our footprint in existing and new markets. Once towers are acquired, we receive revenue from the Tenants and Lease Amendments on such sites and we are responsible for future capital expenditures and costs of sales related to the sites. As we acquire new portfolios of towers, we may incur additional administrative expenses, particularly from acquisitions in new markets, which may impact our operating margins.

Currency exchange rate

Our operations are conducted by subsidiaries in Nigeria, Côte d’Ivoire, Cameroon, Zambia, Rwanda, South Africa, Kuwait, Brazil, Colombia and Peru, and the functional currency of our operating subsidiaries are the Nigerian Naira (₦), West African CFA Franc (XOF), Central African CFA Franc (XAF), Zambian Kwacha (ZMW), South African Rand (ZAR), Rwandan Franc (RWF), Kuwaiti Dinar (KWD), Brazilian Real (BRL), Colombian Peso (COP), and Peruvian Sol (PEN), respectively. A foreign currency transaction is translated into the functional currency using the exchange rate prevailing at the date of the transaction (or the date of valuation where an item is re-measured). The foreign exchange gain or loss resulting from (i) the settlement of such transaction or (ii) the translation of a monetary asset or liability denominated in a foreign currency is recognized at the exchange rate at period end in the statement of income and comprehensive income.

Our operating subsidiaries’ financial results are then translated into U.S. dollars for reporting purposes. Income and expenses are translated at the monthly average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions). Assets and liabilities are translated at the exchange rate at period end.

As a result of the translations described above, our results are impacted by fluctuations in foreign exchange rates. During the nine month period ended September 30, 2021, we experienced depreciation of the BRL, NGN, RWF, XAF and XOF currencies compared to the U.S. dollar, being the primary reason for net foreign exchange losses of $46.7 million reflected in financing costs. During the nine month period ended September 30, 2022 we experienced depreciation of the NGN, RWF, XAF, XOF and ZAR currencies and experienced an appreciation of the BRL and ZMW, being the primary reasons for net foreign exchange losses of $164.0 million in the period.

The reduction of foreign currency reserves in Nigeria, among other factors, led to a depreciation of the Naira NAFEX rate against the U.S. dollar from ₦410.3 to $1.00 as of January 1, 2021 to ₦414.7 to $1.00 as of September 30, 2021. The BRL also depreciated against the U.S. dollar, from BRL5.2 to $1.00 as of January 1, 2021 to BRL5.4 to $1.00 as of September 30, 2021. For the period January 1, 2022 to September 30, 2022, the Naira NAFEX rate depreciated against the U.S. dollar from ₦435.0 to $1.00 to ₦437.0 and the BRL appreciated against the U.S. dollar from BRL5.6 as of January 1, 2022 to BRL5.4 as of September 30, 2022. The rate of Naira NAFEX of ₦435.0 to $1.00 only occurred during the first few days of 2022, the average for the period January 1, 2022 to September 30, 2022 of the Naira NAFEX was ₦422.4 to $1.00.

Multiple foreign exchange markets with different exchange rates

In Nigeria, there are multiple exchange rates available and/or referenced by the applicable banking authorities. Where such differences exist, we may be required to change the exchange rate applied to the translation of the local currency books of our operating subsidiaries to U.S. dollars for our consolidated group reporting purposes. Where multiple official exchange rates exist, we assess the appropriate rate to use in accordance with the requirements of IFRS in translating foreign operations or foreign transactions. In determining the appropriate rate, we assess factors such as access to those rates in the future in order to meet payments or make dividends in the appropriate currency. In determining whether it is appropriate to move from one official rate to another, we consider the available rates in official markets for settlement of transactions.

For example, during 2017, CBN introduced a new foreign exchange window, which includes the NAFEX rate. This resulted in the use of several different official exchange rates in the market, leading us to assess that the NAFEX rate was the most appropriate exchange rate to apply in translating foreign currency transactions in our Nigerian businesses and in translating Naira amounts for group reporting purposes from December 31, 2017 onwards. As of May 31, 2021, the CBN ceased publishing what was the CBN rate, although with limited impact on us given that the NAFEX rate was the most widely used rate at this time. The CBN now publishes the NAFEX rate on its website.

As a result of switching to the NAFEX rate for translation of U.S. dollar denominated balances in our Nigerian subsidiaries and for consolidation purposes at December 31, 2018, 2019 and 2020, prior to the agreements that we reached with certain of our Key Customers in Nigeria to update the reference exchange rate in our contracts to the prevailing market rate available on Bloomberg, the rate used for translating our results for group reporting purposes had historically been higher than the conversion rates contained within our contracts in Nigeria. Most significantly, our contracts with MTN Nigeria previously contained clauses which determined that a portion of the lease fee paid to IHS Towers was based on a pre-agreed U.S. dollar lease fee converted into Naira at the time of invoicing at the prevailing CBN rate. On July 23, 2020, we amended these contracts with MTN Nigeria so that, among other things, the reference foreign exchange rate for converting the U.S. dollar portion of the lease fees into Naira was changed to the prevailing USD exchange rate of NAFEX, defined within the contracts with a reference to the USD/Naira rate published by Bloomberg. The effective date of the agreement with MTN Nigeria is April 1, 2020. However, the agreement with MTN Nigeria was concluded in July 2020 and, as such, the financial impact of any amendments to billing in the second quarter of 2020 resulting from the agreement were reflected in our results for the third quarter of 2020.

In 2020, the CBN rate that was used as the reference foreign exchange rate for determining the majority of our lease fees subject to the relevant reset mechanism was an average of ₦352.6 to $1.00, while the NAFEX rate used for our accounts was an average of ₦382.0 to $1.00. As a result, our revenue for the year ended December 31, 2020 of $1,403 million, was negatively impacted by the reduction in our lease fees received from MTN of approximately $19 million, as a result of using the CBN exchange rate as the reference exchange rate rather than the NAFEX exchange rate.

For further discussion on the impact of this change in exchange rates, please refer to “— Our Revenue.”

Maintenance of sites

We incur capital expenditure in relation to the maintenance of our towers, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditure includes the periodic repair and replacement of fixtures and fittings of existing sites and fiber equipment and power equipment at existing sites. A large component of maintenance capital expenditure is for the replacement and servicing of generators and batteries at our sites, which may decrease, should the grid availability in our markets improve. Maintenance capital expenditure per Tower is typically in the range of $2,000 to $7,000 per year in our African and Middle East markets.

In addition to this corrective maintenance capital expenditure, maintenance costs are also incurred in cost of sales where these relate to preventive maintenance that includes the replacement of spare parts and routine checks. Maintenance capital expenditure in Latin America is typically lower given the current scope of maintenance required on Towers.

Typically, when we acquire a tower portfolio, it may be necessary to refurbish the newly acquired Towers in order to bring them to the standard of the rest of our portfolio.

Refurbishment capital expenditures typically involve the deployment of a suitable power system for that site, repairs to the site or improvements to the site structure in order to be in line with our safety obligations, and adaptations to site security and monitoring abilities. Refurbishment capital expenditures are one-off in nature, following which those sites should then have normalized maintenance capital expenditure requirements related to the maintenance of sites as described above. Refurbishment capital expenditure is a component of discretionary capital expenditure since it is typically considered in conjunction with the acquisition of tower portfolios. The capital expenditure associated with refurbishment varies from market to market and tower to tower.

Carbon reduction roadmap

On October 24, 2022, we announced our Carbon Reduction Roadmap which provides a comprehensive strategy for decreasing our emissions by reducing diesel usage on tower sites, including a goal to reduce the Scope 1 and Scope 2 kilowatt-hour emissions intensity of our tower portfolio by 50.0% by 2030, using 2021 emissions data as the baseline. With Project Green, the next step through which our Carbon Reduction Roadmap will be realized, we expect to spend approximately $214.0 million in capital expenditure towards these efforts between 2022 and 2024, and to deliver annual Recurring Levered Free Cash Flow (RLFCF) savings of approximately $77.0 million by 2025. The expected savings amount is based in large part on the assumptions we have made for reducing diesel consumption.

Savings will be achieved by connecting more sites to the electricity grid and via the deployment and integration of battery storage and solar panel solutions. In scope for the Carbon Reduction Roadmap are our operations in Cameroon, Côte d’Ivoire, Kuwait, Nigeria, Rwanda, and Zambia where reliance on diesel generators has been traditionally greater. However, Cameroon, Côte d’Ivoire, Kuwait, Rwanda, and Zambia will only include connecting more sites to the grid.

The expected capital expenditure spend in 2022 is $110.0 million of which $42.4 million has been spent in the nine month period ending September 30, 2022, including $26.7 million spent in the three month period ending September 30, 2022.

Cost and consumption of diesel

Power is our largest single operating expense and, in particular, diesel pricing typically has the largest impact on changes in our operating expense. The largest impact is in our Nigerian and South African operations due to low power grid availability in those countries. Fluctuations in the price of oil and foreign exchange effects have a direct correlation to the price of diesel that we pay to suppliers in our markets. Falling oil prices will lower our costs, with the degree of reduction dependent on both foreign exchange effects (given that we can pay for diesel in local currencies) and our diesel requirements. In the case of rising oil prices and the associated cost of diesel, we benefit in limited situations from power indexation clauses in some of our MLAs, which provide pass-through provisions in relation to increased diesel prices and conversely falling diesel prices. However, as the majority of our contracts do not have such pass-through provisions, we remain exposed to diesel price volatility, which may result in substantial increases in our operating costs and reduced profits if prices rise significantly and/or we are unable to enter into adequate cost pass-through arrangements. In Nigeria, to help mitigate against fluctuations in the price of diesel, we bulk buy diesel from time to time to take advantage of suitable pricing. Furthermore, we have been reducing our overall diesel consumption through targeted investment in power system solutions to provide power to sites more efficiently, including the use of hybrid and solar systems.

Due to the current volatility in oil prices largely as a result of the current situation between Russia and Ukraine, the ICE Low Sulphur Gasoil price has increased significantly over the last twelve months from an average of $602/MT in the three month period ending September 30, 2021 to an average of $1,012/MT in the three month period ending September 30, 2022. We locked in a significant portion of our diesel prices in Nigeria in September 2022 for the remainder of the year.

Cost of ground leases

The majority of towers we own and operate are on land that we lease from individual landlords. Ground lease fees are generally paid in advance monthly or for a one, five, or ten-year portion of the overall duration of the lease, with typically pre-agreed lease fee increases of between 3% and 40% or variable increases for each subsequent one, three, five or ten-year period. As we roll out additional sites, we are often required to either enter into leases with new landlords, which we endeavor to do under similar terms to those of our existing leases, or acquire the land.

Customer concentration

A significant portion of our revenue in each of our markets of operation is derived from a small number of customers who usually constitute some of the largest MNOs in those markets. In particular, in the three months ended September 30, 2022, revenue from our top three MNO customers, considered in each of our individual markets of operation, collectively accounted for 96.0% of our consolidated revenue, with MTN Nigeria and Airtel Nigeria accounting for 50.2% and 14.4%, respectively, of our consolidated revenue for the three months ended September 30, 2022.

Market volatility

We and our customers operate in various international markets, particularly in emerging markets such as in Africa. As a result, we are exposed to economic, political and other uncertainties prevailing in such markets, particularly Nigeria, which is our largest market of operation.

For example, in addition to the currency exchange rate and other factors noted above, our business has been negatively impacted by the tensions between the “Anglophone” and “Francophone” regions of Cameroon.

On October 28, 2022, Moody's downgraded IHS Holding Limited to B3 from B2 and placed the rating on review for downgrade. The rating action on IHS Holding is a direct consequence of the downgrade of the Government of Nigeria and the lowering of Nigeria's foreign currency country ceiling, both to B3. As a result, IHS Holding which was previously constrained at the B2 ceiling is now constrained at B3. The rating is placed on review for downgrade to reflect the outlook on the sovereign rating.

Impact of the COVID-19 Pandemic

The COVID 19 outbreak and resulting measures taken by the federal and state governments in the countries where we operate to contain the virus have required some changes to how we operate (for example travel restrictions, increased working from home, practicing social distancing, increased hygiene measures and enhanced risk and contingency planning). During the current period however, and during the period after September 30, 2022 the financial impact on our business has not been significant as our operational teams were allowed to fulfil their responsibilities and visit sites even when local travel restrictions were in place.

However, in addition to the already known effects, the macroeconomic uncertainty causes disruption to economic activity and it is unknown what the longer-term impact on our business may be. The remaining duration of this pandemic remains uncertain but is expected to continue to impact the way we run our business, in particular, in relation to office working and the ability to travel internationally without restriction.

Key Financial and Operational Performance Indicators

We believe that revenue growth, Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, RLFCF, and Return Adjusted EBITDA, the number of Towers in our portfolio and Colocation Rate are key measures to assess our financial and operational performance. These measures demonstrate our ability to grow and generate strong positive cash flows over time. Adjusted EBITDA, Adjusted EBITDA Margin, non-discretionary capital expenditure, RLFCF and Return Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA and Return Adjusted EBITDA is our profit/(loss) for the period. The most directly comparable IFRS measure to RLFCF is cash flows from operations. Adjusted EBITDA Margin, RLFCF and Return Adjusted EBITDA are not necessarily comparable to similarly referenced measures used by other companies. As a result, investors should not consider these performance measures in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

Adjusted EBITDA and Adjusted EBITDA Margin

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to investors and are used by our management for measuring profitability and allocating resources, because they exclude the impact of certain items that have less bearing on our core operating performance such as interest expense and taxes. We believe that utilizing Adjusted EBITDA and Adjusted EBITDA Margin allows for a more meaningful comparison of operating fundamentals between companies within our industry by eliminating the impact of capital structure and taxation differences between the companies.

We define Adjusted EBITDA as profit/(loss) for the period, before income tax expense/(benefit), finance costs and income, depreciation and amortization, impairment of withholding tax receivables, business combination transaction costs, impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites, net (profit)/loss on sale of assets, share-based payment (credit)/expense, insurance claims, listing costs and certain other items that management believes are not indicative of the core performance of our business.

We define Adjusted EBITDA Margin as Adjusted EBITDA divided by revenue for the applicable period, expressed as a percentage.

Non-discretionary capital expenditure

Non-discretionary capital expenditure is non-revenue generating in nature and relates to capital expenditure required to run ordinary course operations, including the delivery of our contracted service level agreements to customers.

It consists primarily of maintenance capital expenditure, as well as routine corporate capital expenditure, being primarily spending on information technology infrastructure.

Recurring Levered Free Cash Flow

We believe that it is important to measure the free cash flows we have generated from operations, after accounting for the cash cost of funding and recurring capital expenditure required to generate those cash flows. In this respect, we monitor RLFCF which we define as cash flows from operating activities, before certain items of income or expenditure that management believes are not indicative of the core performance of our business (to the extent that these items of income and expenditure are included within cash flow from operating activities), and after taking into account loss allowances on trade receivables, impairment of inventory, net working capital movements, net interest paid or received, revenue withholding tax, income taxes paid, lease payments made, maintenance capital expenditures, and routine corporate capital expenditures.

The table below shows our RLFCF reconciliation from the nearest IFRS measure (Cash from operations) for the three month and nine month periods ended September 30, 2022 and 2021:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$'000	$'000	$'000	$'000

Cash from operations	294,190	205,672	677,599	597,890
Net movement in working capital	(23,214)	5,183	67,895	51,637
Net reversal of loss allowance on trade receivables	1,597	994	3,397	37,614
(Reversal of impairment)/impairment of inventory	—	—	(138)	176
Income taxes paid	(6,452)	(4,780)	(46,454)	(24,166)
Withholding tax(a)	(28,854)	(24,957)	(84,835)	(82,799)
Lease and rent payments made	(35,684)	(24,950)	(85,785)	(70,125)
Net interest paid(b)	(65,706)	(68,079)	(163,359)	(139,075)
Business combination transaction costs	3,685	3,139	17,928	9,087
Listing costs	—	2,624	—	6,659
Other costs(c)	966	4,160	1,274	14,353
Other income(d)	—	—	(2,521)	(1,269)
Maintenance capital expenditure(e)	(48,894)	(25,011)	(117,681)	(80,747)
Corporate capital expenditures(f)	(234)	(420)	(1,321)	(977)
RLFCF	91,400	73,575	265,999	318,258

Non-controlling interest	(1,461)	(579)	(5,231)	(1,513)
RLFCF excluding non-controlling interest	89,939	72,996	260,768	316,745
(a)	Withholding tax primarily includes amounts withheld by customers and amounts paid on bond interest in Nigeria which is paid to the local tax authority. The amounts withheld by customers may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company.
(b)	Represents the aggregate value of interest paid and interest income received.
(c)	Other costs for the three months and nine months ended September 30, 2022 included professional costs related to SOX implementation, professional fees related to financing costs and system implementation costs. Other costs for the three months ended September 30, 2021, included non-recurring professional costs related to financing and aborted transaction costs recoveries. Other costs for the nine months ended September 30, 2021 related to non-recurring professional costs related to financing and aborted transaction costs.
(d)	Other income for the nine months ended September 30, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the nine months ended September 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(e)	We incur capital expenditures in relation to the maintenance of our towers and fiber equipment, which is non-discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower, power equipment at existing sites and fiber equipment to keep such assets in service.
(f)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.

Return Adjusted EBITDA

We believe that it is important to measure the effectiveness of our capital allocation strategy. This allows us to quantify how well we generate income relative to the capital we have invested in our business. We monitor the returns generated from capital we have deployed across the business.

We measure our return on invested capital by looking at Return Adjusted EBITDA for the period, which we define as Adjusted EBITDA further adjusted for lease payments made and amortization of prepaid site rent, less revenue withholding tax, income taxes paid, maintenance capital expenditures and routine capital expenditures, as a function of gross property, plant and equipment, gross intangibles and gross goodwill, as of the end of the period. Management uses this metric in order to measure the effectiveness of our capital allocation strategy, in a manner similar to metrics calculated by peers in the industry. Return Adjusted EBITDA is not a measure defined by IFRS, and other companies may calculate Return Adjusted EBITDA or return on invested capital, differently. As a result, investors should not consider Return Adjusted EBITDA in isolation from, or as a substitute analysis for, our results of operations as determined in accordance with IFRS.

The following is a reconciliation of Adjusted EBITDA and Return Adjusted EBITDA to the most directly comparable IFRS measure, which is (loss)/profit for the periods presented:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$'000	$'000	$'000	$'000

(Loss)/profit	(52,478)	(30,447)	(214,856)	46,159
Adjustments:
Income tax (benefit)/expense	(40,973)	27,531	(7,748)	67,544
Finance costs(a)	231,280	76,717	570,150	218,069
Finance income(a)	(6,412)	(18,017)	(11,035)	(22,030)
Depreciation and amortization	120,141	99,255	342,821	283,180
Impairment of withholding tax receivables(b)	11,422	11,714	39,141	44,398
Business combination transaction costs	3,685	3,139	17,928	9,087
Net impairment of property, plant and equipment and prepaid land (c)	3,099	41,556	1,768	44,369
Reversal of provision for decommissioning costs	—	(2,671)	—	(2,671)
Net (gain)/loss on disposal of property, plant and equipment	(134)	(94)	13,650	(1,632)
Share-based payment expense(d)	4,127	4,286	9,752	8,968
Insurance claims(e)	(70)	(35)	(1,686)	(5,437)
Listing costs	—	2,624	—	6,659
Other costs(f)	966	4,160	1,274	14,353
Other income(g)	—	—	(2,521)	(1,269)
Adjusted EBITDA	274,653	219,718	758,638	709,747
Lease and rent payments made	(35,684)	(24,950)	(85,785)	(70,125)
Amortization of prepaid site rent	2,571	2,054	6,796	6,400
Withholding tax(b)	(28,854)	(24,957)	(84,835)	(82,799)
Income taxes paid	(6,452)	(4,780)	(46,454)	(24,166)
Maintenance capital expenditures(h)	(48,894)	(25,011)	(117,681)	(80,747)
Corporate capital expenditures(i)	(234)	(420)	(1,321)	(977)
Return Adjusted EBITDA	157,106	141,654	429,358	457,333
Gross property, plant and equipment(j)	3,626,233	3,007,046	3,626,233	3,007,046
Gross intangibles	1,373,378	904,787	1,373,378	904,787
Gross goodwill	917,270	727,615	917,270	727,615
(a)	Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.
(b)	Withholding tax primarily represents amounts withheld by customers in Nigeria and paid to the local tax authority. The amounts withheld may be recoverable through an offset against future corporate income tax liabilities in the relevant operating company. Revenue withholding tax receivables are reviewed for recoverability at each reporting period end and impaired if not forecast to be recoverable.
(c)	Represents non-cash charges related to the impairment of property, plant and equipment and related prepaid land rent on the decommissioning of sites.

(d)	Represents credits and expense related to share-based compensation, which vary from period to period depending on timing of awards and changes to valuation inputs assumptions.
(e)	Represents insurance claims included as non-operating income.
(f)	Other costs for the three months and nine months ended September 30, 2022 included professional costs related to SOX implementation, professional fees related to financing costs and system implementation costs. Other costs for the three months ended September 30, 2021, included non-recurring professional costs related to financing and aborted transaction costs recoveries. Other costs for the nine months ended September 30, 2021 related to non-recurring professional costs related to financing and aborted transaction costs.
(g)	Other income for the nine months ended September 30, 2022 relates to a tax indemnity receipt from a seller relating to a prior acquisition. Other income for the nine months ended September 30, 2021 relates to the remeasurement of the liability for contingent consideration on the Skysites Acquisition for a portion thereof not paid to the sellers, as the conditions were not met post acquisition.
(h)	We incur capital expenditures in relation to the maintenance of our towers and fiber equipment, which is non- discretionary in nature and required in order for us to optimally run our portfolio and to perform in line with our service level agreements with customers. Maintenance capital expenditures includes the periodic repair, refurbishment and replacement of tower, power equipment at existing sites and fiber equipment to keep such assets in service.
(i)	Corporate capital expenditures, which are non-discretionary in nature, consist primarily of routine spending on information technology infrastructure.
(j)	Excludes the cost of right-of-use assets resulting from leases accounted for under IFRS 16.

Towers

We measure the number of towers in our portfolio at a given time by counting the number of towers that we own or operate with at least one Tenant. The number of towers in our portfolio excludes towers for which we provide Managed Services. We have historically increased the number of towers in our portfolio through a combination of building New Sites, along with the acquisition of towers from MNOs and an independent tower company. Rationalizing the portfolio through decommissioning towers reduces the number of towers we own and operate.

Colocation Rate

We define Colocation Rate as the average number of Tenants per tower that we own or operate across our tower portfolio at a given point in time, excluding Managed Services. Colocation Rate is an important metric for assessing utilization and capacity on existing Towers. Our Colocation Rate is a key driver of our Adjusted EBITDA Margin, as the addition of further Tenants increases revenue for a proportionally smaller increase in power, our primary variable cost per site. Colocation is achieved at a relatively low incremental capital expense and is also attractive to our customers as it provides them with shorter deployment times for their equipment compared to New Site alternatives.

Explanation of key line items in the historical consolidated statements of income

Revenue

Our revenue is derived from fees paid by our customers for services from our Colocation business and its ancillary managed services. The Colocation business involves the lease of space on our owned and operated towers, which are shared by various MNOs and other communication service providers. A portion of Colocation arrangements for the rental of space on the towers and other assets on tower sites, on which the use of space is dependent, is within the scope of IFRS 16 “Leases”. A portion of Colocation arrangements for the provision of services and energy charges is within the scope of IFRS 15 “Revenue from Contracts with Customers” as a provision of service. Revenue from leasing arrangements is recognized on a straight-line basis over the current lease term of the related lease agreements, when collectability is reasonably assured. We also derive revenue from non-lease services, which includes maintenance, security and power supply for Towers owned by third parties. Non-lease revenues are recognized when control of the services is transferred to the customer at an amount that reflects the consideration to which we expect to be entitled in exchange for those services. Such revenue is recognized in the accounting period in which the services are rendered. We assess the probability that defaulting customers will not settle amounts billed and accordingly treat any component that we deem may not be collected as variable consideration, contingent upon the receipt of funds from the customer, an event that is not wholly within our control.

Cost of sales

Cost of sales consists of power generation cost (including diesel costs), which after depreciation, is our largest single cost item, ground lease rental, tower repairs and maintenance, depreciation and amortization in relation to sites and fiber equipment and right of use assets, staff costs and other costs directly related to the provision of services to customers and other site related costs, such as security services, regulatory permits and license costs, insurance, including for customer and network related assets. Depreciation of a tower is calculated using the straight-line method over an estimated useful life of 10 to 20 years. Depreciation of alarms, batteries and generators are also calculated using the straight-line method over a range of estimated useful lives between 3 and 5 years, depending on the equipment. Depreciation of fiber assets is also calculated using the straight-line method over an estimated useful life of 25 years. Right of use assets are depreciated on a straight-line basis over the shorter of the remaining estimated useful life of the tower and the lease term.

Administrative expenses

Administrative expenses are costs not directly related to provision of services to customers, but which support our business as a whole. These overhead expenses primarily consist of administrative staff costs (including key management compensation), office rent and related property expenses, insurance, travel costs, professional fees, depreciation and amortization of administrative assets and right of use assets where such assets are leased, net loss or gains from sale of assets, allowance for trade and other receivables and other sundry costs. Administrative expenses also includes other corporate overhead expenses related to our acquisition efforts and costs associated with new business initiatives.

Loss allowance on trade receivables

We account for our trade receivables credit risk by appropriately providing for expected credit losses. Loss allowance on trade receivables represents the expected loss from non-payment of amounts due from customers in accordance with the accounting standards applicable to each period. The loss allowance is determined based on our policy for evaluating expected credit losses and any subsequent impairment taking into account historical loss rates, the available information on a customer’s financial position and forward-looking macroeconomic data.

Other income

Other income includes proceeds from insurance claims.

Finance costs and income

Finance costs consist of interest expense and loan facility fees on borrowings, the unwinding of the discount on our decommissioning liability and lease liability, realized and unrealized net foreign exchange losses arising from financing arrangements and net realized and unrealized losses from valuations of financial instruments. Finance income consists of interest income from bank deposits, realized and unrealized net foreign exchange gains arising from financing arrangements and net realized and unrealized gains from valuations of financial instruments.

Taxation

Taxation consists of income tax, education tax and deferred taxes. Income tax is calculated at the domestic tax rate applicable to profits in our respective countries of business. Current and deferred tax is recognized on taxes that are regarded as taxes on corporate income under relevant IFRS accounting standards. This includes Nigerian education tax, which arises at the rate of 2.5% (2021: 2%) on taxable profits determined on a basis similar to income tax.

Deferred income tax assets are recognized for deductible temporary differences, including tax losses carried forward, arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements, but only to the extent that the realization of the related tax benefits are expected to be met through the reversal of taxable temporary differences and that it is probable that future taxable profits will be available against which the temporary differences can be utilized. As of December 31, 2021, in Nigeria and certain other jurisdictions that have taxable losses and other tax attributes brought forward or arising in the present period, deferred tax assets in respect of those losses are recognized only to the extent they are forecast to be applied against (i) the reversal of taxable temporary differences, or (ii) additional forecast future taxable income over a five-year period.

Results of Operations

The table below shows our consolidated results of operations for the three month and nine month periods ended September 30 2022 and 2021.

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Revenue	521,317	400,547	1,435,132	1,164,116
Cost of sales	(300,040)	(272,984)	(821,284)	(673,024)
Administrative expenses	(91,527)	(72,829)	(284,941)	(226,076)
Net reversal of loss allowance on trade receivables	1,597	994	3,397	37,614
Other income	70	56	4,207	7,112
Operating profit	131,417	55,784	336,511	309,742
Finance income	6,412	18,017	11,035	22,030
Finance costs	(231,280)	(76,717)	(570,150)	(218,069)
(Loss)/profit before income tax	(93,451)	(2,916)	(222,604)	113,703
Income tax benefit/(expense)	40,973	(27,531)	7,748	(67,544)
(Loss)/profit for the period	(52,478)	(30,447)	(214,856)	46,159

Revenue

Our revenue was $521.3 million for the three month period ended September 30, 2022 compared to $400.5 million for the three month period ended September 30, 2021. Revenue increased by $120.8 million, or 30.2%, which includes organic growth of $92.4 million, or 23.1%. Organic growth was driven primarily by power indexation, escalations, Lease Amendments, foreign exchange resets and new colocations, as well as fiber and new sites. During the three month period ended September 30, 2022, non-recurring revenue of $18.0 million was recognized from reaching agreement on certain contractual terms with a Key Customer in Nigeria. Aggregate inorganic revenue growth was $52.4 million, or 13.1%, for the three month period ended September 30, 2022 driven by the TIM Fiber Acquisition, GTS SP5 Acquisition, stages 4 and 5 of the Kuwait Acquisition and MTN South Africa Acquisition. The increase was partially offset by the non-core impact of negative movement in foreign exchange rates of $24.0 million, or 6.0%.

Our revenue was $1,435.1 million for the nine month period ended September 30, 2022 compared to $1,164.1 million for the nine month period ended September 30, 2021. Revenue increased by $271.0 million, or 23.3%, which includes organic growth of $209.8 million, or 18.0%. Organic growth was driven primarily by escalations, Lease Amendments, power indexation and foreign exchange resets, as well as new sites and new colocations. During the nine month period ended September 30, 2022, non-recurring revenue of $18.0 million was recognized from reaching agreement on certain contractual terms with a Key Customer in Nigeria. Revenue for the nine month period ended September 30, 2021 included a non-recurring amount of $24.2 million. Aggregate inorganic revenue growth was $106.6 million or 9.2% for the nine month period ended September 30, 2022 driven by the TIM Fiber Acquisition, GTS SP5 Acquisition, stages 4 and 5 of the Kuwait Acquisition and MTN South Africa Acquisition. The increase was partially offset by the non-core impact of negative movement in foreign exchange rates of $45.3 million, or 3.9%.

Refer to the revenue component of the segment results section of this discussion and analysis for further details.

The net increase in Towers is 8,878 year on year, resulting in total Towers of 39,397 at September 30, 2022, and includes 126 Towers from the fourth closing of the Kuwait Acquisition, 2,115 towers from the GTS SP5 Acquisition, 5,691 Towers from the MTN South Africa Acquisition in South Africa and 43 Towers from the fifth closing of the Kuwait Acquisition. We added 11,848 net new Tenants year on year, resulting in total Tenants of 57,893 and a Colocation Rate of 1.47x at September 30, 2022. Of the Tenant additions year on year, an aggregate of 140 Tenants was added from the fourth closing and 43 from the fifth closing of the Kuwait Acquisition, 2,998 tenants were added from the GTS SP5 Acquisition and 7,017 Tenants were added from the MTN South Africa Acquisition. Year on year, we added 3,750 Lease Amendments, resulting in total Lease Amendments of 30,169 at September 30, 2022. The movement in Lease Amendments includes the reduction of 1,444 Lease Amendments during the third quarter of 2022 which are billed variably based on power consumption rather than a recurring use fee.

Our net increase in Towers and Tenants for the nine month period to September 30, 2022, includes the impact of the start of a rationalization program agreed with a Key Customer, which resulted in the rationalization of 160 Towers and an additional 191 Tenants. We expect that a further 103 Towers in Nigeria will be rationalized over the next quarter, as part of this program, which is expected to result in efficiencies for our portfolio.

Cost of Sales

Our cost of sales were $300.0 million and $821.3 million for three and nine month periods ended September 30, 2022 respectively, compared to $273.0 million and $673.0 million for the three month and nine month periods ended September 30, 2021.

The table below shows our cost of sales for the three month and nine month periods ended September 30, 2022 and 2021:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Tower repairs and maintenance	25,134	18,524	68,391	55,177
Power generation	113,604	74,602	305,858	189,283
Short term site rental	2,380	4,342	11,356	8,302
Short term other rent	796	808	2,099	3,058
Vehicle maintenance and repairs	439	670	1,473	1,797
Site regulatory permits	8,593	12,181	26,634	27,831
Security services	12,375	8,900	31,713	27,319
Insurance	1,353	963	3,750	3,047
Staff costs	8,454	5,664	23,664	19,116
Travel costs	2,195	3,149	3,436	7,085
Professional fees	943	1,097	2,846	2,462
Depreciation	102,895	87,004	295,646	248,594
Amortization	14,082	9,386	36,220	25,945
Net impairment of property, plant and equipment and prepaid land rent	3,099	41,556	1,768	44,369
Other	3,698	4,138	6,430	9,639
	300,040	272,984	821,284	673,024

The increase in cost of sales of $27.1 million, or 9.9% in the three month period ended September 30, 2022 compared to the three month period ended September 30, 2021, is primarily due to increased costs related to tower repairs and maintenance, power generation cost, security services, aggregate depreciation and amortization and staff costs. This year-on-year increase is partially offset by decreases in site rental, impairment of property, plant and equipment and prepaid land rent and site regulatory permits.

Power generation cost increased by $39.0 million in the three month period ended September 30, 2022 compared to the three month period ended September 30, 2021, primarily due to a year-on-year cost increase in our Nigeria segment driven by year-on-year increases in the diesel price per liter in U.S. Dollars of 55.5% and overall consumption increase of 3.3%. The year-on-year increase in diesel price is primarily driven by the current situation between Ukraine and Russia.

Aggregate depreciation and amortization increased by $20.6 million for the three month period ended September 30, 2022. This is primarily due to a year-on-year increase in depreciation and amortization for our SSA, Latam and MENA segments of $11.3 million, $19.0 million and $0.7 million respectively due to an increase in acquisitions year on year in these markets leading to an increase asset base. This increase was partially offset by a decrease in depreciation and amortization of $10.4 million for our Nigeria segment.

Tower repairs and maintenance increased in the three month period ended September 30, 2022, compared to the three month period ended September 30, 2021, by $6.6 million, primarily due to an increase in Tower count.

The cost of impairment of property, plant and equipment and prepaid land rent decreased for the three month period ended September 30, 2022 by $38.5 million, resulting from a year on year decrease of $38.2 million in our Nigeria segment. This was primarily driven by a rationalization program agreed with a Key Customer in the three month period ended September 30, 2021, which resulted in the impairment of the related Towers and related prepaid land rent.

Staff costs increased by $2.8 million in the three month period ended September 30, 2022 compared to the three month period ended September 30 2021. This is primarily due to increased headcount through the impact of acquired operations.

Other cost of sales line items decreased in aggregate by $3.5 million in the three month period ended September 30, 2022, compared to the three month period ended September 30, 2021, primarily due to a decrease in costs related to regulatory permits, site rental, travel costs and other rental costs.

The increase in cost of sales of $148.3 million, or 22.0% in the nine month period ended September 30, 2022 compared to the nine month period ended September 30, 2021, is primarily due to increased costs related to tower repairs and maintenance, power generation cost, site rental, aggregate depreciation and amortization and staff costs. This year-on-year increase is partially offset by decreases in travel costs, impairment of property, plant and equipment and prepaid land rent and other costs.

Power generation cost increased by $116.6 million in the nine month period ended September 30, 2022 compared to the nine month period ended September 30, 2021, primarily due to a year-on-year cost increase in our Nigeria segment driven by year-on-year increases in the diesel price per liter in U.S. Dollars and overall consumption of 64.9% and 8.4% respectively. The year-on-year increase in overall consumption is primarily driven by increased Tenant and Lease Amendments activity and increase in diesel price is largely driven by the current situation between Ukraine and Russia.

Aggregate depreciation and amortization increased by $57.3 million for the nine month period ended September 30, 2022. This is primarily due to a year-on-year increase in depreciation and amortization for our SSA, Latam, and MENA segments of $12.6 million, $57.0 million and $2.5 million respectively, due to acquisitions in these markets year on year leading to an increase in our total asset base. This increase was partially offset by a decrease in depreciation and amortization of $14.8 million for our Nigeria segment.

Tower repairs and maintenance, security services and site rentals increased in the nine month period ended September 30, 2022, compared to the nine month period ended September 30, 2021, by $13.2 million, $4.4 million and $3.1 million respectively, primarily due to an increase in tower count.

The cost of impairment of property, plant and equipment and prepaid land rent decreased by $42.6 million for the nine month period ended September 30, 2022, primarily resulting from a year on year decrease of $40.8 million in our Nigeria segment. This was primarily driven by a rationalization program agreed with a Key Customer in the nine month period ended  September 30, 2021, which resulted in the impairment of the related Towers and related prepaid land rent.

Other cost of sales line items decreased in aggregate by $3.7 million in the nine month period ended September 30, 2022, compared to the nine month period ended September 30, 2021, primarily due to a decrease in costs related to travel, site regulatory permits and other rental costs offset by increase in staff costs.

Administrative Expenses

Our administrative expenses were $91.5 million and $284.9 million for the three month and nine month period ended September 30, 2022, respectively, compared to $72.8 million and $226.1 million for the three month and nine month period ended September 30, 2021, respectively.

The table below shows our administrative expenses for the three month and nine month periods ended September 30, 2022 and 2021:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Facilities, short term rental and upkeep	8,953	5,451	25,844	17,712
Depreciation	2,266	2,061	6,657	6,252
Amortization	898	804	4,298	2,389
Travel costs	4,225	2,465	10,884	5,962
Staff costs	34,323	25,283	96,172	73,628
Key management compensation	5,491	1,871	13,814	5,560
Share‑based payment expense	4,127	4,286	9,752	8,968
Professional fees	9,628	11,170	28,240	39,261
Business combination transaction costs	3,685	3,139	17,928	9,087
Impairment of withholding tax receivables	11,422	11,714	39,141	44,398
Net (gain)/loss on disposal of property, plant and equipment	(134)	(94)	13,650	(1,632)
Operating taxes	228	266	569	1,487
Other	6,415	4,413	17,992	13,004
	91,527	72,829	284,941	226,076

Administrative expenses for the three month period ended September 30, 2022 increased by $18.7 million, or 25.7%, which was primarily due to an increase in staff costs (including key management compensation), rent and facilities costs and travel costs, partially offset by a decrease in professional fees.

Staff costs (including key management compensation) increased by $12.6 million to $39.8 million in the three month period ended September 30, 2022 from $27.2 million in the three month period ended September 30, 2021 due to a combination of increased headcount in Group functions including our shared service center, the impact of acquired operations and post-IPO recurring listed company costs.

Rent and facilities costs increased by $3.5 million to $9.0 million in the three month period ended September 30, 2022, from $5.5 million in the three month ended September 30, 2021 mainly driven by an increase in insurance costs in Group entities.

Travel costs increased by $1.7 million to $4.2 million in the three month period ended September 30, 2022, from $2.5 million in the three month ended September 30, 2021 owing to increased travel in the current year period following easing of Covid-19 restrictions.

Professional fees decreased by $1.6 million to $9.6 million in the three month period ended September 30, 2022, from $11.2 million in the three month period ended September 30, 2021 primarily due to a decrease in listing costs and non-recurring expenses.

Administrative expenses for the nine month period ended September 30, 2022 increased by $58.8 million, or 26.0%, which was primarily due to an increase in staff costs (including key management compensation), rent and facilities costs, travel costs, business combination transaction costs, aggregate depreciation and amortization and net loss from disposal of property, plant and equipment, partially offset by a decrease in professional fees and impairment of withholding tax asset.

Staff costs (including key management compensation) increased by $30.8 million to $110.0 million in the nine month period ended September 30, 2022 from $79.2 million in the nine month period ended September 30, 2021 due to a combination of increased headcount in Group functions including our shared service center, the impact of acquired operations, and post-IPO recurring listed company costs.

Rent and facilities costs increased by $8.1 million to $25.8 million in the nine month period ended September 30, 2022, from $17.7 million in the  month period ended September 30, 2021. Travel costs and business combination transaction costs increased year-on-year for the nine month period ended September 30, 2022, by $4.9 million and $8.8 million, respectively, owing to increased travel and business combination activity in the current period.

Aggregate depreciation and amortization increased by $2.3 million year-on-year for the nine month period ended September 30, 2022, resulting from increases in the total asset base of administrative assets. Net loss on disposal of property, plant and equipment increased by $15.3 million year-on-year for the nine month period ended September 30, 2022, primarily resulting from a year-on-year increase of $13.6 million in our Nigeria segment after completing an assessment of assets verification that took place in the second quarter of 2022, resulting in disposal of assets creating a net loss.

Professional fees decreased by $11.1 million year-on-year for the nine month period ended September 30, 2022, due to a decrease in listing costs and non-recurring fees and other expenses.

Impairment of withholding tax asset decreased by $5.3 million year-on-year for the nine month period ended September 30, 2022, primarily in our Nigeria segment for the nine month period ended September 30, 2022.

Loss Allowance on Trade Receivables

We had a net reversal of loss allowance on trade receivables of $1.6 million for the three month period ended September 30, 2022, compared to a net reversal loss allowance of trade receivables of $1.0 million for the three month period ended September 30, 2021, a year-on-year positive movement of $0.6 million.

We had a net reversal of loss allowance on trade receivables of $3.4 million for the nine month period ended September 30, 2022, compared to a net reversal of loss allowance on trade receivables of $37.6 million for the nine month period ended September 30, 2021, a year-on-year negative movement of $34.2 million. During the nine month period ended September 30, 2021, we collected a portion of an amount previously provisioned and experienced improved collections in respect of one Key Customer, which resulted in a one-off reversal of the loss allowance on trade receivables in respect of that customer totaling $36.5 million, which was not repeated in the nine month period ended September 30, 2022.

Other Income

Other income increased by $0.01 million to $0.07 million for the three month period ended September 30, 2022, compared to $0.06 million for the three month period ended September 30, 2021.

Other income decreased by $2.9 million year-on-year to $4.2 million for the nine month period ended September 30, 2022, compared to $7.1 million for the nine month period ended September 30, 2021. The year-on-year decrease resulted from a decrease in insurance claim income of $3.7 million offset by an increase in other income of $0.8 million where within the nine month period ended September 30, 2022 includes a non-recurring $2.5 million income in relation to a tax indemnity receipt from a seller relating to a prior acquisition.

Net Finance Income/Costs

Our net finance costs were $224.9 million and $559.1 million for the three month and nine month period ended September 30, 2022, respectively compared to $58.7 million and $196.0 million for the three month and nine month period ended September 30, 2021, respectively.

The table below shows our net finance costs for the three month and nine month periods ended September 30, 2022 and 2021:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Interest income—bank deposits	3,364	1,970	10,380	4,322
Net foreign exchange gain on derivative instruments—unrealized	1,263	—	—	—
Net foreign exchange gain on derivative instruments—realized	1,785	—	655	10,184
Net foreign exchange gain arising from financing – unrealized	—	8,942	—	2,938
Fair value gain on embedded derivative in revenue contract	—	2,160	—	4,586
Fair value gain on embedded options	—	4,945	—	—
	6,412	18,017	11,035	22,030

Interest expenses—third party loans	74,382	45,773	189,060	124,630
Unwinding of discount on decommissioning liability	2,556	1,529	5,223	3,553
Interest and finance charges paid/payable for lease liabilities	11,070	8,997	32,882	23,367
Net foreign exchange loss arising from financing—unrealized	81,964	—	43,302	—
Net foreign exchange loss arising from financing—realized	56,966	13,735	120,655	49,609
Net foreign exchange loss on derivative instruments—unrealized	—	1,317	2,111	7,517
Net foreign exchange loss on derivative instruments—realized	—	2,320	—	—
Fair value loss on embedded options	620	—	162,950	2,203
Fees on loans and financial derivatives	3,722	3,046	13,967	7,190
	231,280	76,717	570,150	218,069
Net finance costs	224,868	58,700	559,115	196,039

Net finance costs increased by $166.2 million, or 283.1%, in the three month period ended September 30, 2022 compared to the three month period ended September 30, 2021 primarily due to a net increase of $134.1 million in net foreign exchange loss arising from financing, an increase in interest expense of $28.6 million, an increase in interest and finance charges on lease and decommissioning liabilities of $3.1 million, unfavorable fair value movements on embedded options within the IHS Holding Notes and 2027 Notes of $5.6 million and a decrease in gain of fair value on embedded derivative in revenue contract of $2.2 million. The increase in net finance cost was partially offset by an increase in net foreign exchange gains on derivative instruments (realized and unrealized) of $6.7 million and an increase in interest income of $1.4 million.

The net foreign exchange loss arising from financing was $138.9 million for the three month period ended September 30, 2022, compared to a net foreign exchange loss of $4.8 million in the three month period ended September 30, 2021. The year-on-year increase in net foreign exchange loss of $134.1 million is primarily due to changes in exchange rates, predominantly between the NGN, RWF, XAF, XOF and ZAR which depreciated against the U.S. dollar and the BRL and ZMW which appreciated against the U.S. dollar. This arises on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.

The year-on-year increase of $28.6 million in interest expense on third party loans primarily relates to bond interest on the IHS Holding Notes and 2027 Notes in our Group entities, as well as an increase in interest on third party loans in our Latam and Nigeria segments, and the addition of a third party loan related to the MTN South Africa acquisition.

The year-on-year combined increase of $3.1 million in finance charges for lease liabilities and unwinding of discount on decommissioning liabilities for the three month period ended September 30, 2022 results primarily from an increase in the number of Towers, from acquisitions and from New Sites, for which we have entered into ground leases and to which the decommissioning liabilities relate.

Other significant year-on-year increases in net finance costs for the three month period ended September 30, 2022 includes a loss related to the fair valuation on embedded options within the IHS Holding Notes and 2027 Notes of $5.6 million, which results primarily from decreases in the market value as a result of a rise in treasury rates, which decreases the value of the call options. The year-on-year increase in net foreign exchange gains on derivative instruments (realized and unrealized) of $6.7 million is related to currency forwards in our Nigeria segment. The year-on-year decrease in gain of fair value on embedded derivatives in revenue contract of $2.2 million is due to no embedded derivatives in revenue contract for the three month period ended September 30, 2022.

Net finance costs increased by $363.1 million, or 185.2%, in the nine month period ended September 30, 2022 compared to the nine month period ended September 30, 2021 primarily due to an net increase of $117.3 million in net foreign exchange loss arising from financing, an increase in interest expense of $64.4 million, an increase in interest and finance charges on lease and decommissioning liabilities of $11.2 million and of fees on loans and financial derivative fees of $6.8 million, unfavorable fair value movements on embedded options within the IHS Holding Notes and 2027 Notes of $160.7 million, and an increase in loss of fair value on embedded derivative in revenue contract of $4.6 million. The increase in net finance cost was partially offset by an increase in interest income of $6.1 million.

The net foreign exchange loss arising from financing was $164.0 million for the nine month period ended September 30, 2022, compared to a net foreign exchange loss of $46.7 million in the nine month period ended September 30, 2021. The year-on-year increase in net foreign exchange loss of $117.3 million is primarily due to changes in exchange rates, predominantly between the NGN, RWF, XAF, XOF and ZAR which depreciated against the U.S. dollar and the BRL and ZMW which appreciated against the U.S. dollar. This arises on commercial bank and related party loans denominated in U.S. dollars at the subsidiary level as a result of loan revaluations in local functional currency at period ends.

The year-on-year increase of $64.4 million in interest expense on third party loans for the nine month period ended September 30, 2022 primarily relates to bond interest on the IHS Holding Notes and 2027 Notes in our Group entities, an increase in interest on third party loans in our Latam and Nigeria segments, and the addition of a third party loan related to the MTN South Africa Acquisition.

The year-on-year aggregate increase of $11.2 million in finance charges for lease liabilities and unwinding of discount on decommissioning liabilities for the nine month period ended September 30, 2022 results primarily from an increase in the number of Towers, from acquisitions and from new sites, for which we have entered into ground leases and to which the decommissioning liabilities relate.

Other significant year-on-year increases in net finance costs for the nine month period ended September 30, 2022 includes an increase in loss related to the fair valuation on embedded options within the IHS Holding Notes and 2027 Notes of $160.7 million, which results primarily from decreases in the market value as a result of a rise in treasury rates, which decreases the value of the call options. The year-on-year decrease in gain of fair value on embedded derivatives in revenue contract of $4.6 million is due to no embedded derivatives in revenue contract for the nine month period ended September 30, 2022. The year-on-year increase in loan and financial derivative fees of $6.8 million primarily relates to bridge financing fees and commitment fees in Group entities.

Income Tax Expense/(Benefit)

Our current income tax expense was $31.9 million and $83.9 million for the three month and nine month periods ended September 30, 2022, respectively, compared to a current income tax expense of $29.6 million and $75.8 million for the three month and nine month periods ended September 30, 2021, respectively.

We had a deferred income tax benefit of $72.9 million and $91.7 million for the three month and nine month periods ended September 30, 2022, respectively, compared to a deferred income tax benefit of $2.1 million and $8.3 million for the three month and nine month periods ended September 30, 2021, respectively.

The table below shows our income tax expense for the three month and nine month periods ended September 30, 2022 and 2021:

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Current taxes on income	31,897	29,621	83,905	75,821
Deferred income tax credit	(72,870)	(2,090)	(91,653)	(8,277)
Total taxes	(40,973)	27,531	(7,748)	67,544

The year-on-year increase in current income tax expense for the three month period ended September 30, 2022 of $2.3 million, is primarily due to an increase of $5.7 million in our Nigeria segment, offset by decreases of $2.3 million in our Latam segment and $1.1 million in Group entities.

The year-on-year increase of $70.8 million in deferred tax benefit, resulting in a deferred tax benefit of $72.9 million for the three month period ended September 30, 2022, compared to a deferred tax benefit of $2.1 million for the three month period ended September 30, 2021. This movement results mainly from an increase in deferred tax benefit in our Latam segment of $66.9 million, which principally arose from a non-recurring internal restructuring during the three month period ended September 30, 2022.

The year-on-year increase in current income tax expense for the nine month period ended September 30, 2022 of $8.1 million, is primarily due to increases in current income tax expense in our Latam and Nigeria segments, which increased by $1.5 million and $4.9 million respectively, and an increase of $1.1 million in Group entities.

The year-on-year increase of $83.4 million in deferred tax benefit, resulting in a deferred tax benefit of $91.7 million for the nine month period ended September 30, 2022, compared to a deferred tax benefit of $8.3 million for the nine month period ended September 30, 2021. This movement results mainly from an increase in deferred tax benefit in our Latam segment of $66.9 million which principally arose from a non-recurring internal restructuring during the nine month period ended September 30, 2022, as well as an increase in deferred tax benefit in our Nigeria segment of $14.5 million.

Profit or loss for the Period

Loss for the period was $52.5 million in the three month period ended September 30, 2022 compared to loss of $30.4 million for the three month period ended September 30, 2021. The loss for the period reflects the impact of an increase in net finance costs mainly due to an increase in realized and unrealized foreign exchange losses on financing, an increase in interest expense and the fair value loss on embedded options within the bonds due to the rise in treasury rates since the end of 2021 and market sentiment driven by events such as the current situation between Russia and Ukraine. The loss for the period is also due to an increase in cost of sales, including higher diesel costs and increased administrative expenses associated with being a public company, offset by the increase in revenue as discussed above and an increase in deferred income tax credit.

Loss for the nine month period ended September 30, 2022 was $214.9 million compared to loss of $46.2 million in the nine month period ended September 30, 2021. The loss for the period reflects the impact of an increase in net finance costs mainly due to an increase in realized and unrealized foreign exchange losses on financing, an increase in interest expense and the fair value loss on embedded options within the bonds due to the rise in treasury rates since the end of 2021 and market sentiment driven by events such as the current situation between Russia and Ukraine. The loss for the period is also due to an increase in cost of sales, including higher diesel costs and increased administrative expenses associated with being a public company, offset by the increase in revenue as discussed above and an increase in deferred income tax credit. In the nine month period ended September 30, 2021 there was a non-recurring $36.5 million in impairment of property, plant and equipment and prepaid land rent in our Nigeria segment.

Liquidity and Capital Resources

Overview

We generally fund our operations, which include operating expenses and debt service requirements (principal and interest payments), through cash flow from operating activities. We have historically funded acquisitions and other investments in our business, including large scale New Site construction and site improvements, from a combination of external equity raised from shareholders, long-term debt financings and internally generated cash from operations. External equity funding was raised at the IHS Holding Limited level, where it was held in U.S. dollars until required by operating subsidiaries or for acquisitions. As and when operating subsidiaries required these funds, the funding was allocated through intercompany loans to those subsidiaries. The proportion of intercompany loans to equity is unique to each operation and determined by commercial funding requirements, local taxation and corporate legislation.

As of September 30, 2022, we had $800.5 million of total liquidity, which was equal to our unrestricted cash and cash equivalents of $530.5 million and availability under the IHS Holding RCF (as defined below; see “— Indebtedness” for more information) of $270.0 million. Our centralized treasury team supervises our cash management. Our cash and cash equivalents are generated within our operating subsidiaries and held either locally or up streamed to IHS Holding Limited (or intermediaries thereof). As a holding company, our only source of cash to pay our obligations will be distributions with respect to our ownership interests in our subsidiaries or repayment of intercompany loans from (i) the net earnings and cash flow generated by these subsidiaries and (ii) any excess funds from the refinancing of operating company debt financings.

We believe that our available liquidity and cash from operations will be sufficient to satisfy our operating expenses, debt service, capital expenditure requirements and organic growth strategies for the next 12 months. However, our ability to satisfy our operating expenses, debt service, capital requirements and growth strategies will depend on our future performance, which is subject to general economic, financial, competitive, regulatory and other factors, including those described in the “Risk Factors” section of our Annual Report.

If we are unable to generate sufficient cash flow from operating activities in the future, we may have to obtain additional financing. If we obtain additional capital by issuing equity, the current interests of our existing shareholders will be diluted. If we incur additional indebtedness, that indebtedness may contain significant financial and other covenants that may significantly restrict our operations. There can be no assurance that such financing will be available to us on commercially reasonable terms or at all.

Additionally, we continuously review our capital structure as well as our funding and maturity profile. As part of this review, we regularly explore opportunities in the global capital markets to try to optimize our funding profile and our mix of funding sources, as well to try to ensure that we are well positioned to avail ourselves of any refinancing or other opportunities, including for our 2027 Notes and our other facilities. We may also, from time to time, consider debt and/or equity repurchase programs, whether in the open market or otherwise, subject to market conditions.

Statements of cash flows

	Three months ended		Nine months ended
	September 30,	September 30,	September 30,	September 30,
	2022	2021	2022	2021
	$’000	$’000	$’000	$’000

Net cash generated from operating activities	286,243	198,909	625,662	568,304
Net cash used in investing activities	(239,304)	(77,040)	(1,357,000)	(408,674)
Net cash generated (used in)/from financing activities	(25,693)	(143,017)	463,608	(189,285)
Net increase/(decrease) in cash and cash equivalents	21,246	(21,148)	(267,730)	(29,655)
Cash and cash equivalents at beginning of period	567,298	541,644	916,488	585,416
Effect of movements in exchange rates on cash	(58,076)	(19,005)	(118,290)	(54,270)
Cash and cash equivalents at end of period	530,468	501,491	530,468	501,491

Net cash generated from operating activities

Net cash generated from operating activities increased by $87.3 million year-on year in the three month period ended September 30, 2022, to $286.2 million, from $198.9 million in the prior year comparative period. The year-on-year increase is primarily due to increase in cash from operations of $88.5 million mainly due to changes in working capital, partially offset by an increase in cash outflows for income tax payment of $1.7 million.

Net cash generated from operating activities increased by $57.4 million year-on year in the nine month period ended September 30, 2022, to $625.7 million, from $568.3 million in the prior year comparative period. The year-on-year increase is primarily due to increase in cash from operations of $79.7 million, offset by an increase in cash outflows for income tax payment of $22.3 million.

Net cash used in investing activities

Net cash used in investing activities increased by $162.3 million, to $239.3 million in the three month period ended September 30, 2022, from $77.0 million in the prior year comparative period. This is primarily due to an increase in cash consideration paid for business combinations, net of cash acquired of $9.0 million, an increase of aggregate capital expenditures for property, plant and equipment (including advance payments) and intangible assets of $92.5 million, a decrease in insurance claims received of $2.1 million and an increase of net short term deposit of $67.8 million, partially offset by interest income received of $1.4 million. The year-on-year increase in consideration paid for business acquisitions, net of cash acquired is for the MTN South Africa Acquisition. The year-on-year increase in capital expenditures for property, plant and equipment (including advance payments) is described in more detail in the segmental review below.

Net cash used in investing activities increased by $948.3 million, to $1,357.0 million in the nine month period ended September 30, 2022, from $408.7 million in the prior year comparative period, primarily due to an increase in cash consideration paid for business combinations, net of cash acquired of $557.0 million, an increase of aggregate capital expenditures for property, plant and equipment (including advance payments) and intangible assets of $186.0 million, a decrease in insurance claims received of $12.3 million and an increase of net short term deposit of $355.9 million, partially offset by interest income received of $6.1 million. The year-on-year increase in consideration paid for business acquisitions, net of cash acquired is for the GTS SP5 Acquisition and MTN South Africa Acquisition. The year-on-year increase in capital expenditures for property, plant and equipment (including advance payments) is described in more detail in the segmental review below.

Net cash used in/generated from financing activities

Net cash used in financing activities decreased by $117.3 million, to net cash used in financing activities of $25.7 million in the three month period ended September 30, 2022, compared to net cash used in financing activities of $143.0 million in the prior year comparative period. The year-on-year decrease in cash outflow is primarily due to an increase in net loans received and repaid from third parties of $112.1 million.

Net cash generated from financing activities increased by $652.9 million, to net cash generated from financing activities of $463.6 million in the nine month period ended September 30, 2022, compared to net cash used in financing activities of $189.3 million in the prior year comparative period. The year-on-year increase in cash inflow is primarily due to an increase in net loans received and repaid from third parties of $739.7 million. This year-on-year increase in cash inflow was partially offset due to an increase in cash outflow from interest paid to third parties of $30.3 million, an increase in net payment of principal and interest of lease liabilities of $15.7 million and increase of $64.4 million cash outflow from aggregate losses paid and deposits made and received on non-deliverable forward derivative instruments.

Segment Results

Revenue:

Revenue for each of our reportable segments was as follows for the three month and nine month period ended September 30, 2022 and 2021:

	Three months ended
	September 30,	September 30,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	355,351	289,078	66,273	22.9%
Sub-Saharan Africa	114,801	89,272	25,529	28.6%
Latam	42,104	14,912	27,192	182.3%
MENA	9,061	7,285	1,776	24.4%
Total revenue	521,317	400,547	120,770	30.2%

	Nine months ended
	September 30,	September 30,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	997,132	846,941	150,191	17.7%
Sub-Saharan Africa	295,331	256,382	38,949	15.2%
Latam	116,117	39,642	76,475	192.9%
MENA	26,552	21,151	5,401	25.5%
Total revenue	1,435,132	1,164,116	271,016	23.3%

Nigeria

Revenue for our Nigeria segment increased by $66.3 million, or 22.9%, to $355.4 million for the three month period ended September 30, 2022, compared to $289.1 million for the three month period ended September 30, 2021. Revenue increased organically by $83.0 million, or 28.7%, driven primarily by an increase in escalations, power indexation, $18.0 million of non-recurring revenue as a result of reaching agreement on certain contractual terms with a Key Customer, as well as Lease Amendments, foreign exchange resets, new sites, colocation and fiber. The increase in organic revenue was partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $16.7 million or 5.8%. Year on year, within our Nigeria segment, Tenants increased by 601, including 656 from new sites, offset by 521 churned, while Lease Amendments increased by 3,620. The movement in Lease Amendments includes the reduction of 1,444 Lease Amendments during the quarter that are billed variably based on power consumption rather than a recurring use fee.

Revenue for our Nigeria segment increased by $150.2 million, or 17.7%, to $997.1 million for the nine month period ended September 30, 2022, compared to $846.9 million for the nine month period ended September 30, 2021. Revenue increased organically by $184.4 million, or 21.8%, driven primarily by an increase in escalations, power indexation, an $18.0 million non-recurring revenue from reaching agreement on certain contractual terms with a Key Customer, as well as Lease Amendments, foreign exchange resets, new sites, colocation and fiber. The nine month period ended September 30, 2021 includes $24.2 million of non-recurring items. Increase in organic revenue was partially offset by the impact of negative movements in the Naira to U.S. dollar foreign exchange rate of $34.2 million or 4.0%. Year on year, within our Nigeria segment, Tenants increased by 601, including 656 from new sites, offset by 521 churned, while Lease Amendments increased by 3,620. The movement in Lease Amendments includes the reduction of 1,444 Lease Amendments during the quarter that are billed variably based on power consumption rather than a recurring use fee.

Sub-Saharan Africa

Revenue for our Sub-Saharan Africa segment increased by $25.5 million, or 28.6%, to $114.8 million for the three month period ended September 30, 2022, compared to $89.3 million for the three month period ended September 30, 2021. Revenue increased organically by $2.8 million, or 3.1%, driven primarily by escalations, new sites and colocation. Revenue for our Sub-Saharan Africa segment also grew inorganically in the period by $29.7 million or 33.3% from the completion of the MTN South Africa Acquisition. The increase in organic revenue was partially offset by the impact of negative movements in foreign exchange rates of $7.0 million or 7.8%. Year on year, within our Sub-Saharan Africa segment, Tenants increased by 7,137, including 233 from new sites and 7,017 from the MTN South Africa acquisition in the second quarter of 2022, partially offset by 462 net churned, while Lease Amendments increased by 130.

Revenue for our Sub-Saharan Africa segment increased by $38.9 million, or 15.2%, to $295.3 million for the nine month period ended September 30, 2022, compared to $256.4 million for the nine month period ended September 30, 2021. Revenue increased organically by $9.7 million, or 3.8%, driven by escalations, new sites and colocation. Revenue for our Sub-Saharan Africa segment also grew inorganically in the period by $41.8 million, or 16.3%, mainly from the completion of the MTN South Africa Acquisition in the second quarter of 2022. Revenue in the period was partially offset by the year-on-year negative impact of movements in foreign exchange rates of $12.5 million or 4.9%. Year on year, within our Sub-Saharan Africa segment, Tenants increased by 7,137, including 233 from new sites and 7,017 from the MTN South Africa acquisition in the second quarter of 2022, partially offset by 462 net churned, while Lease Amendments increased by 130.

Latam

Revenue for our Latam segment increased by $27.2 million, or 182.3%, to $42.1 million for the three month period ended September 30, 2022, compared to $14.9 million for the three month period ended September 30, 2021. Revenue increased organically by $5.4 million, or 36.1%, driven primarily by an increase in escalations, new sites and colocations. Revenue for our Latam segment also grew inorganically in the period by $21.9 million, or 146.6%, which primarily includes the impact the GTS SP5 Acquisition, as well as revenue from our fiber business, I-Systems. The increase in organic revenue in the period was partially offset by the impact of negative movements in foreign exchange rates of $0.1 million, or 0.4%. Year on year, within our Latam segment, Tenants increased by 3,825, including 276 from new sites, and 2,998 from our GTS SP5 Acquisition in the first quarter of 2022.

Revenue for our Latam segment increased by $76.5 million, or 192.9%, to $116.1 million for the nine month period ended September 30, 2022, compared to $39.6 million for the nine month period ended September 30, 2021. Revenue increased organically by $12.8 million, or 32.3%, primarily driven through contractual CPI reset mechanisms. Revenue for our Latam segment grew inorganically in the period by $61.9 million, or 156.2%, which primarily includes the impact of 2,115 Towers and 2,998 Tenants added through the GTS SP5 Acquisition, as well as revenue from our TIM Fiber acquisition on November 16, 2021. Revenue also increased by $1.8 million, or 4.4% as a result of favorable movements in foreign exchange rates. Year on year, within our Latam segment, Tenants increased by 3,825, including 276 from new sites, and 2,998 from our GTS SP5 Acquisition in the first quarter of 2022.

MENA

Revenue for our MENA segment increased by $1.8 million, or 24.4%, to $9.1 million for the three month period ended September 30, 2022, compared to $7.3 million for the three month period ended September 30, 2021. Revenue increased organically by $1.2 million or 16.2%, and grew inorganically in the period by $0.8 million, or 10.8%. Year on year, within our MENA segment, tenants increased by 285, including 102 from new sites, and 140 and 43 from the closings of the fourth (in the fourth quarter of 2021) and fifth stages (in the third quarter of 2022), respectively, of the Kuwait Acquisition.

Revenue for our MENA segment increased by $5.4 million, or 25.5%, to $26.6 million for the nine month period ended September 30, 2022, compared to $21.2 million for the nine month period ended September 30, 2021. Revenue increased organically by $2.9 million, or 13.5%, and grew inorganically in the period by $2.9 million, or 13.6%. Year on year, within our MENA segment, Tenants increased by 285, including 102 from new sites, and 140 and 43 from the closings of the fourth (in the fourth quarter of 2021) and fifth stages (in the third quarter of 2022), respectively, of the Kuwait Acquisition.

Segment Adjusted EBITDA:

Segment Adjusted EBITDA, our key profitability measure used to assess the performance of our reportable segments, for each of our reportable segments was as follows for the three month and nine month period ended September 30, 2022 and 2021:

	Three months ended
	September 30,	September 30,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	210,039	179,489	30,550	17.0%
Sub-Saharan Africa	63,746	49,833	13,913	27.9%
Latam	29,993	11,267	18,726	166.2%
MENA	3,828	3,249	579	17.8%
Other	(32,953)	(24,120)	(8,833)	(36.6)%
Total Segment Adjusted EBITDA	274,653	219,718	54,935	25.0%

	Nine months ended
	September 30,	September 30,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	596,756	599,682	(2,926)	(0.5)%
Sub-Saharan Africa	163,672	144,500	19,172	13.3%
Latam	83,010	29,142	53,868	184.8%
MENA	11,616	9,401	2,215	23.6%
Other	(96,416)	(72,978)	(23,438)	(32.1)%
Total Segment Adjusted EBITDA	758,638	709,747	48,891	6.9%

Nigeria

Segment Adjusted EBITDA for our Nigeria segment was $210.0 million for the three month period ended September 30, 2022 compared to $179.5 million for the three month period ended September 30, 2021, an increase of $30.6 million, or 17.0%. The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above and the decrease of regulatory permits accrual of $2.3 million due to agreement with the regulator on final regulatory fees to be paid, partially offset by the increase in cost of sales resulting from higher power generation cost and maintenance cost of $35.7 million and $1.1 million, respectively, and increase in administrative expenses within Segment Adjusted EBITDA of $4.8 million of which $2.5 million is staff costs.

Segment Adjusted EBITDA for our Nigeria segment was $596.8 million for the nine month period ended September 30, 2022 compared to $599.7 million for the nine month period ended September 30, 2021, a decrease of $2.9 million, or 0.5%. The decrease in Segment Adjusted EBITDA primarily reflects the increase in cost of sales resulting from higher power generation cost and maintenance cost of $109.4 million and $3.7 million respectively and increase in administrative expenses within Segment Adjusted EBITDA of $48.8 million, partially offset by the increases in revenue discussed above. Segment Adjusted EBITDA for the nine month period ended September 30 2021 also included the $24.2 million non-recurring revenue noted above as well as an additional non-recurring $36.5 million reversal in costs in administrative expenses, therefore Adjusted EBITDA for the nine month period ended September 30 2021 included a total non-recurring amount of $60.7 million that impacts the comparison.

Sub-Saharan Africa

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $63.7 million for the three month period ended September 30, 2022 compared to $49.8 million for the three month period ended September 30, 2021, an increase of $13.9 million or 27.9%.The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above, partially offset by the increase in cost of sales resulting from higher power generation cost, maintenance, and security costs of $2.7 million,

$3.6 million and $3.2 million, respectively, due to the increase in asset base, and an increase in administrative expenses within Segment Adjusted EBITDA of $2.1 million, mainly as a result of an increase in staff costs of $1.1 million.

Segment Adjusted EBITDA for our Sub-Saharan Africa segment was $163.7 million for the nine month period ended September 30, 2022 compared to $144.5 million for the nine month period ended September 30, 2021, an increase of $19.2 million or 13.3%. The increase in Segment Adjusted EBITDA primarily reflects the revenue discussed above, partially offset by the increase in cost of sales resulting from higher power generation cost, maintenance cost and security cost of $4.5 million, $5.0 million and $4.2 million respectively and increase in administrative expenses within Segment Adjusted EBITDA of $3.5 million mainly as a result of an increase in staff costs of $2.3 million.

Latam

Segment Adjusted EBITDA for our Latam segment was $30.0 million for the three month period ended September 30, 2022 compared to $11.3 million for the three month period ended September 30, 2021, an increase of $18.7 million, or 166.2%. The increase is primarily due to an increase in revenue explained above, partially offset by an increase in cost of sales included within Segment Adjusted EBITDA of $3.9 million as a result of increase in tower repairs and maintenance and site rental due to an increase in asset base year on year, and an increase in administrative expenses of $4.6 million mainly as a result of an increase in staff costs of $3.1 million.

Segment Adjusted EBITDA for our Latam segment was $83.0 million for the nine month period ended September 30, 2022 compared to $29.1 million for the nine month period ended September 30, 2021, an increase of $53.9 million, or 184.8%. The increase is primarily due to an increase in revenue explained above, partially offset by an increase in site rental and maintenance within cost of sales of $5.3 million and $3.9 million, respectively, and an increase in administrative expenses of $11.7 million mainly as a result of an increase in staff costs of $8.3 million.

MENA

Segment Adjusted EBITDA for our MENA segment was $3.8 million for the three month period ended September 30, 2022 compared to $3.2 million for the three month period ended September 30, 2021, an increase of $0.6 million, or 17.8%. The increase is primarily due to an increase in revenue explained above, partially offset by an increase in cost of sales of $0.5 million from higher power generation cost of $0.2 million and an increase in administrative expenses included within Segment Adjusted EBITDA of $0.7 million as a result of an increase in staff costs of $0.3 million and in rent expenses of $0.2 million.

Segment Adjusted EBITDA for our MENA segment was $11.6 million for the nine month period ended September 30, 2022 compared to $9.4 million for the nine month period ended September 30, 2021, an increase of $2.2 million, or 23.6%. The increase is primarily due to an increase in revenue explained above, partially offset by an increase in cost of sales of $1.9 million, and an increase in administrative expenses included within Segment Adjusted EBITDA of $1.3 million, of  which $0.7 million is related to an increase in staff costs and $0.2 million related to an increase in rent expenses.

Capital Expenditure:

Capital expenditure for each of our reportable segments was as follows for the three month and nine month period ended September 30, 2022 and 2021:

	Three months ended
	September 30,	September 30,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	107,192	60,622	46,570	76.8%
Sub-Saharan Africa	33,013	11,108	21,905	197.2%
Latam	31,981	9,198	22,783	247.7%
MENA	1,717	328	1,389	423.5%
Other	212	345	(133)	(38.6)%
Total capital expenditure	174,115	81,601	92,514	113.4%

	Nine months ended
	September 30,	September 30,
	2022	2021	Change	Change
	$'000	$'000	$'000%

Nigeria	270,726	197,624	73,102	37.0%
Sub-Saharan Africa	76,369	27,256	49,113	180.2%
Latam	83,783	24,939	58,844	236.0%
MENA	6,160	1,152	5,008	434.7%
Other	850	900	(50)	(5.6)%
Total capital expenditure	437,888	251,871	186,017	73.9%

Nigeria

Capital expenditure for our Nigeria segment was $107.2 million for the three month period ended September 30, 2022, compared to $60.6 million for the three month period ended September 30, 2021, an increase of $46.6 million, or 76.8%. The increase in capital expenditure mainly related to an increase in purchase of land for new or existing sites of $4.8 million, fiber business capital expenditure of $10.3 million, maintenance capital expenditure of $18.3 million and other capital expenditure of $26.6 million, which includes $26.7 million related to the Carbon Reduction Roadmap partially offset by a decrease of $0.1 million in other capital expenditure. The overall increase in capital expenditure is partially offset by a decrease in augmentation capital expenditure of $9.4 million and new site capital expenditure of $4.0 million.

Capital expenditure for our Nigeria segment was $270.7 million for the nine month period ended September 30, 2022, compared to $197.6 million for the nine month  period ended September 30, 2021, an increase of $73.1 million, or 37.0%. The increase in capital expenditure mainly related to an increase in maintenance capital expenditure of $20.9 million, purchase of land for new or existing sites of $8.2 million and other capital expenditure of $56.6 million, which includes $42.4 million related to the Carbon Reduction Roadmap. The overall increase in capital expenditure is partially offset by decreases in fiber business capital expenditure of $5.0 million and augmentation capital expenditure of $6.2 million.

Sub-Saharan Africa

Capital expenditure for our Sub-Saharan Africa segment was $33.0 million for the three month period ended September 30, 2022 compared to $11.1 million for the three month period ended September 30, 2021, an increase of $21.9 million, or 197.2%. The year-on-year increase is primarily due to an increase in refurbishment capital expenditure of $14.6 million primarily due to the MTN South Africa Acquisition, and an increase in new site capital expenditure of $4.7 million, of which $3.1 million relates to Zambia.

Capital expenditure for our Sub-Saharan Africa segment was $76.4 million for the nine month period ended September 30, 2022 compared to $27.3 million for the nine month period ended September 30, 2021, an increase of $49.1 million, or

180.2%. The year-on-year increase is primarily due to an increase of $12.0 million related to renewal of a license fee in Cameroon, refurbishment capital expenditure of $23.6 million primarily due to the MTN South Africa Acquisition, and an increase in new site capital expenditure of $9.7 million, of which $7.5 million relates to Zambia.

Latam

Capital expenditure for our Latam segment was $32.0 million for the three month period ended September 30, 2022 compared to $9.2 million for the three month period ended September 30, 2021, an increase of  $22.8 million, or 247.7%. The increase is primarily due to the TIM Fiber Acquisition on November 16, 2021 which led to fiber business capital expenditure of $22.0 million and maintenance capital expenditure increased by $4.4 million, partially offset by a net decrease in new sites capital expenditure of $5.2 million.

Capital expenditure for our Latam segment was $83.8 million for the nine month period ended September 30, 2022 compared to $24.9 million for the nine month period ended September 30, 2021, an increase of $58.8 million, or 236.0%. The increase is primarily due to the TIM Fiber Acquisition on November 16, 2021 which led to an increase in fiber business capital expenditure of $49.5 million and maintenance capital expenditure of $14.7 million, partially offset by a net decrease in new sites capital expenditure of $9.1 million.

MENA

Capital expenditure for our MENA segment was $1.7 million for the three month period ended September 30, 2022 compared to $0.3 million for the three month period ended September 30, 2021, an increase of $1.4 million, or 423.5%. The increase is primarily due to an increase in new site capital expenditure of $0.6 million and other capital expenditure of $1.4 million, offset by a decrease in refurbishment capital expenditure of $0.5 million.

Capital expenditure for our MENA segment was $6.2 million for the nine month period ended September 30, 2022 compared to $1.2 million for the nine month period ended September 30, 2021, an increase of $5.0 million, or 434.7%. The increase is primarily due to an increase in new site capital expenditure in Kuwait of $4.4 million.

Indebtedness

Approximate U.S. dollar equivalent values for non-USD denominated facilities stated below are translated from the currency of the debt at the relevant exchange rates on September 30, 2022.

IHS Holding (2020) Revolving Credit Facility

IHS Holding Limited is party to a $270.0 million revolving credit facility agreement, originally dated March 30, 2020 (as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement dated June 2, 2021) (the “IHS Holding RCF”) and entered into between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Citibank Europe PLC, UK Branch as facility agent and certain financial institutions listed therein as original lenders.

The interest rate under the IHS Holding RCF is equal to a compounded reference rate based on SOFR (calculated on a five Risk-Free Rate, or RFR, banking day lookback), and a credit adjustment spread plus a margin of 3.00% per annum. IHS Holding Limited also pays certain other fees and costs, including fees for undrawn commitments, utilization and agent fees.

Funds borrowed under the IHS Holding RCF can be applied towards general corporate purposes including, but not limited to, the financing of new site programs and the repayment of indebtedness (including interest and fees on that indebtedness).

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five RFR banking days’ prior notice, or in any case any such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding RCF requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding RCF ; and (ii) upon the occurrence of a change of control as defined in the IHS Holding RCF.

The IHS Holding RCF contains customary information undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge), in each case subject to certain agreed exceptions and materiality carve-outs). The covenants include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly (except where compliance is required at any time and where testing is required upon incurrence) in arrear based on the previous 12 months, by reference to the financial statements delivered and/or each compliance certificate delivered. The IHS Holding RCF contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

In September 2022, in accordance with the terms of the agreement, the IHS Holding RCF termination date was extended for a period of two years after its original termination date to 30 March 2025.  As of September 30, 2022, the IHS Holding RCF remained undrawn and had $270.0 million in available borrowing capacity, which could be increased to up to $300.0 million.

The IHS Holding RCF is denominated in U.S. dollars and is governed by English law.

IHS Holding (2021) Bridge Facility

IHS Holding Limited entered into a $500.0 million bridge facility agreement originally dated August 10, 2021 (as amended and/or restated from time to time, the “IHS Holding Bridge Facility”), between, amongst others, IHS Holding Limited as borrower, IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Towers NG Limited, IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., INT Towers Limited and IHS Nigeria as guarantors, Standard Chartered Bank as facility agent and certain financial institutions listed therein as original lenders. Funds borrowed under the IHS Holding Bridge Facility could only be applied only toward certain acquisitions listed therein.

The interest rate under the IHS Holding Bridge Facility is equal to a compounded reference rate based on SOFR (calculated on a five RFR banking day lookback) and a credit adjustment spread plus a margin (ranging from 3.50% to 6% per annum over the duration of the IHS Holding Bridge Facility, based on the relevant margin step-up date). IHS Holding Limited also pays certain other fees and costs, including agent fees.

Subject to certain conditions, IHS Holding Limited may voluntarily prepay its utilizations and/or permanently cancel all or part of the available commitments by giving five RFR Banking Days’ notice, or such shorter period as the majority lenders may agree. In addition to voluntary prepayments, the IHS Holding Bridge Facility requires mandatory cancellation and, if applicable, prepayment in full or in part in certain circumstances, including, but not limited to: (i) with respect to any lender, if it becomes unlawful for such lender to perform any of its obligations under the IHS Holding Bridge Facility; (ii) upon the occurrence of a change of control and (iii) disposal proceeds, acquisition claims and takeout financing and equity issuance proceeds as defined therein.

The IHS Holding Bridge Facility contains customary information, undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. The IHS Holding Bridge Facility includes an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The IHS Holding Bridge Facility also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications).

The IHS Holding Bridge Facility termination date was extended for a period of 6 months after its original termination date to February 10, 2023. In May 2022, the total commitments under the IHS Holding Bridge Facility were reduced by $38.6 million, and as of September 30, 2022, $280.0 million of the IHS Holding Bridge Facility was drawn.

The IHS Holding Bridge Facility is denominated in U.S. dollars and is governed by English law.

IHS Netherlands Holdco B.V. Notes

On each of September 18, 2019 and July 31, 2020, our wholly owned subsidiary, IHS Netherlands Holdco B.V. (“Holdco BV”), issued a total of $510.0 million 7.125% Senior Notes due 2025 (the “2025 Notes”), and $940.0 million 8.0% Senior Notes due 2027 (the “2027 Notes”, and, together with the 2025 Notes, the “IHS Netherlands Holdco B.V. Notes”), guaranteed by IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria, IHS Towers NG Limited and INT Towers, and (since June 22, 2021) IHS Holding Limited. On June 22, 2021, pursuant to a successful consent solicitation, Holdco B.V. also effected certain amendments to the indenture governing the notes to, among other things, expand the “restricted group” to encompass IHS Holding Limited and all of IHS Holding Limited’s subsidiaries (which would then be subject to the covenants and events of default under the indenture), and to make certain other consequential changes to the negative covenants and restrictions resulting from the larger group structure.

On November 30, 2021, the 2025 Notes were subsequently redeemed upon the successful issuance by IHS Holding of the IHS Holding Notes (as defined below).

The 2027 Notes mature on September 18, 2027, and pay interest semi-annually, with the principal is repayable in full on maturity. On or after September 18, 2022, 2023 or 2024, the 2027 Notes may be redeemed (in whole or in part) at a price of 104.000%, 102.000% and 100.000%, respectively.

The indenture contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

IHS Holding Limited Notes

On November 29, 2021, IHS Holding Limited issued $500.0 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $500.0 million 6.250% Senior Notes due 2028 (the “2028 Notes”, and together with the 2026 Notes, the “IHS Holding Notes”), guaranteed by IHS Netherlands Holdco B.V., IHS Netherlands NG1 B.V., IHS Netherlands NG2 B.V., Nigeria Tower Interco B.V., IHS Nigeria Limited, IHS Towers NG Limited and INT Towers Limited.

At any time prior to November 29, 2023 for the 2026 Notes and November 29, 2024 for the 2028 Notes, IHS Holding Limited may redeem up to 40% of the notes at a redemption price equal to 105.625% of the principal amount of the 2026 Notes and 106.250% of the principal amount of the 2028 Notes, plus accrued and unpaid interest and additional amounts, if any, to the redemption date, so long as at least 50% of the aggregate original principal amount of the applicable series of notes remains outstanding immediately thereafter. In addition, the notes may, during such periods, be redeemed at a redemption price equal to 100% of the principal amount plus a “make-whole” premium. On or after November 29, 2023, 2024 or 2025, the 2026 Notes may be redeemed (in whole or in part) at a price of 102.81250%, 101.40625% and 100.00000%, respectively. On or after November 29, 2024, 2025 or 2026, the 2028 Notes may be redeemed (in whole or in part) at a price of 103.1250%, 101.5625% and 100.0000%, respectively.

The indenture governing the notes contains customary negative covenants and restrictions, including, but not limited to, our ability to: incur or guarantee additional indebtedness and issue certain preferred stock; make certain restricted payments and investments, including dividends or other distributions; create or incur certain liens; enter into agreements that restrict the ability of restricted subsidiaries to pay dividends; transfer or sell certain assets; merge or consolidate with other entities and enter into certain transactions with affiliates.

The proceeds of the issuance of the IHS Holding Notes were used to redeem the entire principal amount of the 2025 Notes (including accrued and unpaid interest and the redemption premium), fees and expenses related to the offering of the notes, and for general corporate purposes. The IHS Holding Notes pay interest semi-annually and the principal is repayable in full on maturity.

Senior Credit Facilities – Nigeria term loan

IHS Netherlands Holdco B.V., IHS Nigeria, IHS Towers NG Limited, INT Towers and IHS Holding Limited are party to a term loan agreement, originally dated September 3, 2019 (and as amended and/or restated from time to time, including pursuant to an amendment and restatement agreement dated September 29, 2021, the “Nigeria 2019 Facility”), and between, amongst others, IHS Netherlands Holdco B.V. as holdco and guarantor; IHS Nigeria, IHS Towers NG Limited and INT Towers as borrowers and guarantors; each of IHS Holding Limited, IHS Netherlands NG1 B.V., IHS Nigeria, IHS Netherlands NG2 B.V., IHS Towers NG Limited, Nigeria Tower Interco B.V. and INT Towers as guarantors; Ecobank Nigeria Limited as agent and certain financial institutions listed therein as original lenders.

The interest rate per annum applicable to loans made under the Nigeria 2019 Facility is equal to: (a) in relation to the U.S. dollar tranche, prior to a rate switch date, 3 Month LIBOR (subject to a zero floor) plus a margin of 4.25% per annum (subject to a margin ratchet where the level of margin may be increased (up to a maximum of 4.50)% or decreased subject to certain tests, including the relevant leverage ratio of the IHS Holding Limited Group) and, after a rate switch date for U.S. dollars, is equal to a compounded reference rate based on SOFR (calculated on a five day RFR banking day lookback) and a credit adjustment spread plus the margin; and (b) in relation to the Naira tranche, 3 Month NIBOR (subject to a zero floor) plus a margin of 2.50% per annum. IHS Netherlands Holdco B.V. also pays certain other fees and costs, including agent fees.

The Nigeria 2019 Facility contains customary information, undertakings, affirmative covenants and negative covenants (including, without limitation, a negative pledge) in each case, subject to certain agreed exceptions and materiality carve-outs. These include an interest cover ratio (the ratio of EBITDA for the relevant period to interest expense for the relevant period) and a leverage ratio (the ratio of net financial debt for the relevant period to EBITDA in respect of that relevant period) as financial covenants. These financial covenants are tested quarterly in arrear based on the previous 12 months, ending on each relevant financial quarter date, by reference to the annual or quarterly (as applicable) financial statements delivered and/or each compliance certificate delivered. The Nigeria 2019 Facility also contains customary events of default (subject in certain cases to agreed grace periods, thresholds and other qualifications). The Nigeria 2019 Facility is governed by English law.

The U.S. dollar tranche was drawn down for an original principal amount of $110.0 million, and the Naira tranche was drawn down for an original principal amount of ₦141.3 billion (which was approximately $390.0 million as at the date of the Nigeria 2019 Facility), and funds borrowed under the loan were applied towards, inter alia, refinancing certain indebtedness of INT Towers, general corporate and working capital purposes, and funding a partial settlement of intercompany loans.

Each facility under the loan is scheduled to terminate on the date falling 60 months and one day after the date of the first utilization of that facility, and are repayable in instalments. Subject to certain conditions, IHS Netherlands Holdco B.V. and the borrowers may voluntarily prepay utilizations and/or permanently cancel all or part of the available commitments by giving five business days’ prior notice (or such shorter period as the majority lenders may agree). In addition to voluntary prepayments, the Nigeria 2019 Facility requires mandatory cancellation, and if applicable, prepayment in full or in part in certain circumstances.

As of September 30, 2022, the U.S. dollar facility and the Naira facility had $75.6 million and ₦97.2 billion (approximately $222.3 million) outstanding, respectively.

IHS (Nigeria) Local Facilities

IHS (Nigeria) Limited has entered into two local currency facilities, each governed by Nigerian law, as follows:

(a)

a NGN 16.1 billion (approximately $36.7 million) facility in March 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited. The applicable interest rate is 12.5% per annum and funds borrowed under the facility are to be applied towards general corporate purposes (the “IHSN NG1 Facility”). The IHSN NG1 Facility will terminate in March 2023 and was fully drawn down in April 2022; and

(b)

a NGN 10.0 billion (approximately $23.7 million) facility in May 2022 and guaranteed by each of IHS Holding Limited, INT Towers Limited and IHS Towers NG Limited (the “IHSN NG2 Facility”). The applicable interest rate is 15.0% per annum and funds borrowed under the facility are to be applied towards working capital requirements. The IHSN NG2 Facility will terminate in July 2023 and was fully drawn down in July 2022.

IHS Côte d’Ivoire S.A. Facility

IHS Côte d’Ivoire S.A. entered into a credit agreement originally dated June 30, 2015 (as amended and/or restated from time to time, including in August 2017 and June 2022) with certain financial institutions, split into one tranche with a total commitment of €52.0 million (approximately $50.0 million) (the “CIV Euro Tranche”), and another tranche with a total commitment of XOF 44.6 billion (approximately $65.7 million) (the “CIV XOF Tranche” and, together with the CIV Euro Tranche, the “IHS Côte d’Ivoire S.A. Facility”). The IHS Cote d’Ivoire S.A. Facility is guaranteed by IHS Holding Limited. The CIV Euro Tranche has an interest rate of 3.00% plus 3 Month EURIBOR, (subject to a zero floor), and the CIV XOF Tranche has an interest rate of 5.00%. The IHS Côte d’Ivoire S.A. Facility contains customary information and negative covenants and requires IHS Côte d’Ivoire S.A. to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Côte d’Ivoire S.A. maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined therein.

The IHS Côte d’Ivoire S.A. Facility was fully drawn down in 2017, and the termination date has been extended to June 2024.

IHS Zambia Limited Facility

IHS Zambia Limited entered into two facilities with a common terms agreement originally dated December 23, 2020  with a total commitment of $95.0 million with certain financial institutions (as amended and/or restated from time to time, including in February 2021, the “Zambia Facility”), split into a facility for an aggregate commitment representing $75.0 million and a second facility for an aggregate commitment representing $20.0 million.

The Zambia Facility is guaranteed by IHS Holding Limited, and was fully utilized as of March 2021. The Zambia Facility has an interest rate of 5.0% plus 3 Month LIBOR (subject to a zero floor) and contains customary information and negative covenants and requires IHS Zambia Limited to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve-outs. The covenants include that IHS Zambia Limited maintain specified net debt to EBITDA ratios and interest coverage ratios, each as defined in the agreement. The respective facilities will terminate in December 2027.

IHS Kuwait Facility

IHS Kuwait Limited entered into a loan agreement originally dated April 19, 2020 (as amended and/or restated from time to time) with a total commitment of KWD equivalent of $85.0 million (the “Kuwait Facility”). The Kuwait Facility has an interest rate of 2.00% plus 3 Month KIBOR, contains customary information and negative covenants, and requires IHS Kuwait to observe certain customary affirmative covenants, subject to certain agreed exceptions and materiality carve outs. The covenants include that IHS Kuwait maintain specified net debt to EBITDA ratios, a debt service cover ratio and restrict capital expenditures to levels established within the facility.  The Kuwait Facility will terminate in April 2029.

On August 17, 2022, IHS Kuwait Limited drew down KWD0.3 million (approximately $1.0 million), from its available credit line. As at September 30, 2022, KWD21.5 million (approximately $69.0 million) of the Kuwait Facility was drawn down. The proceeds of the facility have been used to, among other things, reduce the cash funded investment by IHS Holding for the Kuwait Acquisition, which was funded entirely with cash at the initial closing, for BTS activity, as well as for general corporate purposes.

IHS Brasil - Cessão de Infraestruturas S.A. Facilities

IHS Brasil Participações Ltda entered into (and later assigned to IHS Brasil - Cessão de Infraestruturas S.A.) the following facilities: (a) a BRL 300.0 million (approximately $55.7 million) credit agreement originally dated May 21, 2021 (as amended and/or restated from time to time, the “IHS Brasil Facility 1”), and (b) a BRL 100.0 million (approximately $18.6 million) credit agreement originally dated June 28, 2021 (as amended and/or restated from time to time) (the “IHS Brasil Facility 2” and, together with the IHS Brasil Facility 1, the “IHS Brasil Facilities”). The IHS Brasil Facility 1 has an interest rate of 3.65% (assuming a 252-day calculation basis) plus CDI, and will terminate in May 2029. This facility was fully drawn down in May 2021. The IHS Brasil Facility 2 has an interest rate of 3.65% (assuming a 252-day calculation basis) plus CDI, and will terminate in May 2029. This facility was fully drawn down in June 2021.

IHS Brasil - Cessão de Infraestruturas S.A. also entered into a BRL 495.0 million (approximately $91.8 million) credit agreement originally dated April 18, 2022 (as amended and/or restated from time to time, the “GTS Facility”), which is guaranteed by Skysites Americas S.A., IHS Centennial Brasil Torres de Telecomunicacoes Ltda and IHS SP Locacao de Infraestrutura Ltd. The GTS Facility has an interest rate of CDI plus a margin of 3.05% (assuming a 252-day calculation basis), and will terminate in April 2028. The GTS Facility was fully drawn down in April 2022.

The IHS Brasil Facilities and the GTS Facility each contain customary information and negative covenants, including the maintenance of specified net debt to EBITDA and interest cover ratios. They also contain restrictions on the total debt allowed, dividends, intercompany loans and capital reductions.

IHS South Africa Facility

IHS Towers South Africa Proprietary Limited (“IHS SA”) entered into a ZAR 3,470.0 million (approximately $192.5 million) facility agreement originally dated May 26, 2022 (as amended and/or restated from time to time, the “IHS SA Facility”). The IHS SA Facility has an interest rate of 2.75% plus 3 Month JIBAR, and contains customary information and negative covenants, as well as requirements for IHS SA to observe certain customary affirmative covenants (subject to certain agreed exceptions and materiality carve-outs) and maintain specified net debt to EBITDA ratios and interest coverage ratios. The IHS SA Facility will terminate in May 2029 and is governed by South African law.

Funds borrowed under the IHS SA Facility were partly applied toward the payment of consideration owed pursuant to the MTN South Africa acquisition. The undrawn portion can be applied toward capital expenditure and general corporate purposes and is available for up to 24 months from the signature date of the agreement. As of September 30, 2022, ZAR 3,400.0 million (approximately $188.7 million) of this facility has been drawn.

Letter of Credit Facilities

As of September 30, 2022, IHS (Nigeria) Limited has utilized $66.8 million through funding under agreed letters of credit. These letters mature at various dates during 2023 and their interest rates range from 6.0% to 9.3%. These letters of credit are utilized to fund capital and operating expenditure purchases with suppliers.

As of September 30, 2022, INT Towers Limited has utilized $103.3 million through funding under agreed letters of credit. These letters mature at various dates over 2022 and 2023 and their interest rates range from 6.0% to 10.69%. These letters of credit are utilized to fund capital and operating expenditure purchases with suppliers.

As of September 30, 2022, ITNG Limited has utilized $1.0 million through funding under agreed letters of credit. These letters mature at various dates over 2023 and incur interest at a rate of 9.3%. These letters of credit are utilized in order to fund capital and operating expenditure purchases with suppliers.

As of September 30, 2022, Global Independent Connect Limited has utilized $2.1 million through funding under agreed letters of credit. These letters mature at various dates over 2022 and 2023 and their interest rates range from 8.25% to 9.3%. These letters of credit are utilized to fund capital and operating expenditure purchases with suppliers.

Off-balance sheet arrangements

We have no off-balance sheet arrangements.

Critical accounting policies and significant judgments and estimates

The preparation of our financial information requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, revenues and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances.

Our critical accounting policies are described under the heading “Critical Accounting Policies and Significant Judgments and Estimates” in our Annual Report and the notes to the audited financial statements in our Annual Report. There were no material changes to our critical accounting policies and estimates from those discussed in our Annual Report.

Refer to note 3 to the unaudited condensed consolidated interim financial statements that appear elsewhere in this report for further detail.

For a summary of all of our significant accounting policies, see note 2 to the unaudited condensed consolidated interim financial statements for period ended September 30,2022.

Recent accounting pronouncements

New standards and interpretations not yet adopted are also disclosed in note 2.4 to the unaudited condensed consolidated interim financial statements included elsewhere in this report.